Exhibit 99.4

The following audited consolidated financial statements of Medco Health Solutions, Inc. and its subsidiaries (“Medco”) are being provided as an exhibit to this Form S-4 filed by Express Scripts Holding Company.

The following audited consolidated financial statements of Medco are identical to the financial statements as previously filed with Medco’s Form 10-K for the year ended December 31, 2011, except for the addition of Note 16 setting forth the condensed consolidating financial information with respect to the Medco subsidiary guarantors of the senior notes previously issued by Express Scripts Holding Company in November 2011 and February 2012, in accordance with Rule 3-10 of Regulation S-X.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Express Scripts Holding Company:

In our opinion, the consolidated financial statements listed in the accompanying index present fairly, in all material respects, the financial position of Medco Health Solutions, Inc. and its subsidiaries (the “Company”) at December 31, 2011 and December 25, 2010, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule (not presented herein) listed in the index appearing under Item 15 (a)(2) of the Company’s 2011 Annual Report on Form 10-K presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting (not presented herein) appearing under Item 9A of the Company’s 2011 Annual Report on Form 10-K. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company’s internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Florham Park, NJ

February 21, 2012, except with respect to our opinion on the consolidated financial statements insofar as it relates to the condensed consolidating financial information included in Note 16, as to which the date is November 19, 2012

MEDCO HEALTH SOLUTIONS, INC.

CONSOLIDATED BALANCE SHEETS

(In millions, except for share data)

	December 31, 2011	December 25, 2010
ASSETS
Current assets:
Cash and cash equivalents	$229.1	$853.4
Short-term investments	2.6	56.7
Manufacturer accounts receivable, net	2,132.7	1,895.1
Client accounts receivable, net	2,737.6	2,553.1
Inventories, net	897.8	1,013.2
Prepaid expenses and other current assets	400.7	75.8
Deferred tax assets	280.0	238.4

Total current assets	6,680.5	6,685.7
Property and equipment, net	1,108.4	993.6
Goodwill	6,953.8	6,939.5
Intangible assets, net	2,148.0	2,409.8
Other noncurrent assets	72.1	68.7

Total assets	$16,962.8	$17,097.3

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Claims and other accounts payable	$3,375.5	$3,495.4
Client rebates and guarantees payable	2,357.7	2,453.2
Accrued expenses and other current liabilities	973.4	910.2
Short-term debt	42.7	23.6
Current portion of long-term debt	2,000.0	—

Total current liabilities	8,749.3	6,882.4
Long-term debt, net	3,001.6	5,003.6
Deferred tax liabilities	988.4	985.1
Other noncurrent liabilities	214.1	239.4

Total liabilities	12,953.4	13,110.5

Commitments and contingencies (See Note 14)

Stockholders’ equity:
Preferred stock, par value $0.01— authorized: 10,000,000 shares; issued and outstanding: 0	—	—
Common stock, par value $0.01— authorized: 2,000,000,000 shares; issued: 673,083,808 shares at December 31, 2011 and 666,836,033 shares at December 25, 2010	6.7	6.7
Accumulated other comprehensive loss	(57.6)	(53.5)
Additional paid-in capital	8,820.6	8,463.0
Retained earnings	8,092.6	6,636.9

	16,862.3	15,053.1
Treasury stock, at cost: 285,620,728 shares at December 31, 2011 and 256,298,405 shares at December 25, 2010	(12,852.9)	(11,066.3)

Total stockholders’ equity	4,009.4	3,986.8

Total liabilities and stockholders’ equity	$16,962.8	$17,097.3

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF INCOME

(In millions, except for per share data)

For Fiscal Years Ended	December 31, 2011	December 25, 2010	December 26, 2009
Product net revenues (Includes retail co-payments of $9,250 for 2011, $9,241 for 2010, and $8,661 for 2009)	$68,563.3	$64,889.4	$58,961.4
Service revenues	1,500.0	1,078.9	842.8

Total net revenues	70,063.3	65,968.3	59,804.2

Cost of operations:
Cost of product net revenues (Includes retail co-payments of $9,250 for 2011, $9,241 for 2010, and $8,661 for 2009)	64,919.0	61,302.4	55,523.1
Cost of service revenues	522.1	330.8	254.1

Total cost of revenues	65,441.1	61,633.2	55,777.2
Selling, general and administrative expenses	1,744.7	1,550.4	1,455.5
Amortization of intangibles	291.9	287.4	305.6
Interest expense	208.5	172.5	172.5
Interest (income) and other (income) expense, net	1.3	(9.4)	(9.9)

Total costs and expenses	67,687.5	63,634.1	57,700.9

Income before provision for income taxes	2,375.8	2,334.2	2,103.3
Provision for income taxes	920.1	906.9	823.0

Net income	$1,455.7	$1,427.3	$1,280.3

Basic weighted average shares outstanding	394.7	443.0	481.1

Basic earnings per share	$3.69	$3.22	$2.66

Diluted weighted average shares outstanding	402.3	451.8	490.0

Diluted earnings per share	$3.62	$3.16	$2.61

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(Shares in thousands; $ in millions, except for per share data)

	Shares of Common Stock Issued	Shares of Treasury Stock	$0.01 Par Value Common Stock	Accumulated Other Comprehensive Income (Loss)	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at December 27, 2008	652,387	159,061	$6.5	$(63.8)	$7,788.9	$3,929.3	$(5,703.0)	$5,957.9

Comprehensive income:
Net income	—	—	—	—	—	1,280.3	—	1,280.3

Other comprehensive income (loss)(1):
Unrealized loss on investments, net of tax	—	—	—	(0.1)	—	—	—	(0.1)
Foreign currency translation gain (loss)	—	—	—	2.9	—	—	—	2.9
Amortization of unrealized loss on cash flow hedge, net of tax	—	—	—	1.9	—	—	—	1.9
Defined benefit plans, net of tax:
Net prior service cost	—	—	—	(2.4)	—	—	—	(2.4)
Net gain (loss)	—	—	—	17.3	—	—	—	17.3

Other comprehensive income (loss)	—	—	—	19.6	—	—	—	19.6

Total comprehensive income (loss)	—	—	—	19.6	—	1,280.3	—	1,299.9
Stock option activity, including tax benefit	6,997	—	0.1	—	298.4	—	—	298.5
Issuance of common stock under employee stock purchase plan	461	—	—	—	20.8	—	—	20.8
Restricted stock unit activity, including tax benefit	1,002	—	—	—	48.6	—	—	48.6
Treasury stock acquired	—	27,293	—	—	—	—	(1,238.5)	(1,238.5)

Balances at December 26, 2009	660,847	186,354	6.6	(44.2)	8,156.7	5,209.6	(6,941.5)	6,387.2

Comprehensive income:
Net income	—	—	—	—	—	1,427.3	—	1,427.3

Other comprehensive income (loss)(1):
Foreign currency translation gain (loss)	—	—	—	(11.0)	—	—	—	(11.0)
Amortization of unrealized loss on cash flow hedge, net of tax	—	—	—	2.2	—	—	—	2.2
Defined benefit plans, net of tax:
Net prior service cost	—	—	—	(2.4)	—	—	—	(2.4)
Net gain (loss)	—	—	—	1.9	—	—	—	1.9

Other comprehensive income (loss)	—	—	—	(9.3)	—	—	—	(9.3)

Total comprehensive income (loss)	—	—	—	(9.3)	—	1,427.3	—	1,418.0
Stock option activity, including tax benefit	4,267	—	0.1	—	239.5	—	—	239.6
Issuance of common stock under employee stock purchase plan	415	—	—	—	24.2	—	—	24.2
Restricted stock unit activity, including tax benefit	1,307	—	—	—	42.6	—	—	42.6
Treasury stock acquired	—	69,944	—	—	—	—	(4,124.8)	(4,124,8)

Balances at December 25, 2010	666,836	256,298	6.7	(53.5)	8,463.0	6,636.9	(11,066.3)	3,986.8

Comprehensive income:
Net income	—	—	—	—	—	1,455.7	—	1,455.7

Other comprehensive income (loss)(1):
Foreign currency translation gain and other	—	—	—	1.8	—	—	—	1.8
Amortization of unrealized loss on cash flow hedge, net of tax	—	—	—	2.2	—	—	—	2.2
Defined benefit plans, net of tax:
Net activity due to curtailments, net of tax	—			17.3				17.3
Net prior service cost	—	—	—	(0.9)	—	—	—	(0.9)
Net gain (loss)	—	—	—	(24.5)	—	—	—	(24.5)

Other comprehensive income (loss)	—	—	—	(4.1)	—	—	—	(4.1)

Total comprehensive income (loss)	—	—	—	(4.1)	—	1,455.7	—	1,451.6
Stock option activity, including tax benefit	4,919	—	—	—	275.5	—	—	275.5
Issuance of common stock under employee stock purchase plan	477	—	—	—	25.5	—	—	25.5
Restricted stock unit activity, including tax benefit	852	—	—	—	56.6	—	—	56.6
Treasury stock acquired	—	29,323	—	—	—	—	(1,786.6)	(1,786.6)

Balances at December 31, 2011	673,084	285,621	$6.7	$(57.6)	$8,820.6	$8,092.6	$(12,852.9)	$4,009.4

(1)	See Note 2, “Summary of Significant Accounting Policies—Other Comprehensive Income and Accumulated Other Comprehensive Income,” for more information.

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions)

For Fiscal Years Ended	December 31, 2011	December 25, 2010	December 26, 2009
Cash flows from operating activities:
Net income	$1,455.7	$1,427.3	$1,280.3
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	213.1	189.5	179.0
Amortization of intangibles	291.9	287.4	305.6
Deferred income taxes	(80.0)	(114.2)	(222.1)
Stock-based compensation on employee stock plans	170.1	155.1	146.0
Tax benefit on employee stock plans	85.6	94.9	106.2
Excess tax benefits from stock-based compensation arrangements	(42.9)	(52.0)	(64.3)
Other	136.3	131.2	138.3
Net changes in assets and liabilities (net of acquisition effects, 2011 and 2010 only):
Manufacturer accounts receivable, net	(221.1)	(129.7)	93.4
Client accounts receivable, net	(303.7)	(550.2)	(515.4)
Income taxes receivable	(3.0)	194.3	15.1
Inventories, net	146.6	271.0	571.4
Prepaid expenses and other current assets	(314.7)	1.5	259.6
Other noncurrent assets	(8.2)	(5.4)	12.8
Claims and other accounts payable	(155.7)	(18.9)	627.2
Client rebates and guarantees payable	(95.5)	346.3	448.2
Accrued expenses and other current and noncurrent liabilities	7.9	116.6	120.1

Net cash provided by operating activities	1,282.4	2,344.7	3,501.4

Cash flows from investing activities:
Capital expenditures	(324.6)	(250.1)	(238.8)
Purchases of securities and other assets	(44.7)	(58.4)	(153.4)
Acquisitions of businesses, net of cash acquired	(15.0)	(752.5)	—
Proceeds from sale of securities and other investments	56.7	41.5	87.2

Net cash used by investing activities	(327.6)	(1,019.5)	(305.0)

Cash flows from financing activities:
Proceeds from long-term debt	11,687.2	4,703.7	—
Repayments on long-term debt	(11,687.2)	(3,730.5)	—
Proceeds from accounts receivable financing facility and other	1,462.1	557.8	15.8
Repayments under accounts receivable financing facility	(1,443.0)	(550.0)	(600.0)
Debt issuance costs	(0.3)	(8.3)	(0.4)
Purchases of treasury stock	(1,786.6)	(4,124.8)	(1,238.5)
Excess tax benefits from stock-based compensation arrangements	42.9	52.0	64.3
Net proceeds from employee stock plans	145.8	100.1	152.2

Net cash used by financing activities	(1,579.1)	(3,000.0)	(1,606.6)

Net (decrease) increase in cash and cash equivalents	(624.3)	(1,674.8)	1,589.8
Cash and cash equivalents at beginning of year	853.4	2,528.2	938.4

Cash and cash equivalents at end of year	$229.1	$853.4	$2,528.2

Supplemental disclosures of cash flow information:
Cash paid during the year for interest	$203.5	$162.0	$168.2

Cash paid during the year for income taxes	$930.3	$660.8	$913.9

The accompanying notes are an integral part of these consolidated financial statements.

MEDCO HEALTH SOLUTIONS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BACKGROUND AND BASIS OF PRESENTATION

Medco Health Solutions, Inc., (“Medco” or the “Company”) is a leading healthcare company that is pioneering the world’s most advanced pharmacy® and its clinical research and innovations are part of Medco making medicine smarter™ for more than 65 million members in 2011. Medco provides clinically-driven pharmacy services designed to improve the quality of care and lower total healthcare costs for private and public employers, health plans, labor unions and government agencies of all sizes, and for individuals served by Medicare Part D Prescription Drug Plans. The Company’s unique Medco Therapeutic Resource Centers®, which conduct therapy management programs using Medco Specialist Pharmacists who have expertise in the medications used to treat certain chronic conditions, as well as Accredo Health Group, Medco’s Specialty Pharmacy, represent innovative models for the care of patients with chronic and complex conditions. Additionally, Medco has capabilities and expertise in post-approval safety and economics outcomes research such as Risk Evaluation and Mitigation Strategies for biotechnology and other pharmaceutical drugs through the Company’s subsidiary, United BioSource Corporation® (“UBC”).

The Company’s business model requires collaboration with payors, retail pharmacies, physicians, pharmaceutical manufacturers, the Centers for Medicare & Medicaid Services (“CMS”) for Medicare, and, particularly in Specialty Pharmacy, collaboration with other third-party payors such as health insurers, and state Medicaid agencies. The Company’s programs and services help control the cost and enhance the quality of prescription drug benefits. The Company accomplishes this by providing pharmacy benefit management (“PBM”) services through its national networks of retail pharmacies and its own mail-order pharmacies, as well as through Accredo Health Group.

On July 20, 2011, the Company entered into a definitive Merger Agreement with Express Scripts, Inc. (“Express Scripts”) and certain of its subsidiaries (as amended on November 7, 2011 by Amendment No. 1 thereto, the “Merger Agreement”) providing for the combination of Express Scripts and Medco under a new holding company, New Express Scripts. As a result of the transactions contemplated by the Merger Agreement, former Medco shareholders and Express Scripts shareholders will own stock in New Express Scripts. Subject to the terms and conditions set forth in the Merger Agreement, upon the closing of the transaction, each share of Medco common stock will be converted into the right to receive $28.80 in cash and 0.81 shares of New Express Scripts. Upon closing of the transaction, Express Scripts’ shareholders are expected to own approximately 59% of the combined company and Medco’s shareholders are expected to own approximately 41%. The transaction is expected to close in the first half of 2012. The merger is subject to regulatory clearance and other customary closing conditions. The shareholders approved the merger on December 21, 2011. Currently, Express Scripts and Medco are independent companies, and they will continue to be managed and operated as such until the completion of the pending merger.

The accompanying consolidated financial statements include pre-tax merger-related expenses of $80.2 million in 2011 associated with the pending Express Scripts merger, with $77.9 million in selling, general and administrative (“SG&A”) expenses and $2.3 million in total cost of revenues.

The accompanying consolidated financial statements include the operating results of UBC commencing on the September 16, 2010 acquisition date.

When the term “mail order” is used, Medco means inventory dispensed through Medco’s mail-order pharmacy operations.

Reclassifications. Certain prior period amounts have been reclassified to conform to the current period presentation. Specifically, on the consolidated balance sheets, income taxes receivable has been combined with prepaid expenses and other current assets.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Recently Adopted Financial Accounting Standard.

Testing Goodwill for Impairment. In September 2011, the Financial Accounting Standards Board (“FASB”) issued an accounting standard intended to reduce the cost and complexity of the annual goodwill impairment test by providing entities an option to perform a qualitative assessment to determine whether further impairment testing is necessary. Under the amendments in this standard, an entity is not required to calculate the fair value of a reporting unit unless the entity determines that it is more likely than not that its fair value is less than its carrying amount. The amendments are effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011. Early adoption is permitted, including for annual and interim goodwill impairment tests performed as of a date before September 15, 2011, if an entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company’s early adoption of this standard in 2011 had no impact on its audited consolidated financial statements included in this Annual Report on Form 10-K.

Recently Issued Accounting Pronouncement.

Presentation of Comprehensive Income. In June 2011, the FASB issued an accounting standard with respect to the presentation of other comprehensive income in financial statements. The main provisions of the standard provide that an entity that reports other comprehensive income has the option to present comprehensive income in either a single statement or in a two-statement approach. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In the two-statement approach, an entity must present the components of net income and total net income in the first statement, followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. In December 2011, the FASB issued additional guidance on this standard which deferred the requirement for entities to present reclassification adjustments out of accumulated other comprehensive income by component in both the statement where net income is presented and the statement where other comprehensive income is presented for both the interim and annual financial statements. The Company will be required to adopt this standard retrospectively for interim and annual reporting periods beginning after December 15, 2011. The Company does not expect the adoption of this standard in fiscal year 2012 to have a material impact on its consolidated financial statements.

Fiscal Years. The Company’s fiscal years end on the last Saturday in December. Fiscal year 2011 is comprised of 53 weeks. Fiscal years 2010 and 2009 each are comprised of 52 weeks. Unless otherwise stated, references to years in the consolidated financial statements relate to fiscal years.

Principles of Consolidation. The consolidated financial statements include the accounts of the Company and all of its subsidiaries. Investments in affiliates over which the Company has significant influence, but neither a controlling interest nor a majority interest in the risks or rewards of the investee, are accounted for using the equity method. The Company’s equity investments are not significant. See Note 1, “Background and Basis of Presentation,” for recent acquisitions. Intercompany accounts have been eliminated in consolidation.

Cash and Cash Equivalents. Cash includes currency on hand and time deposits with banks or other financial institutions. Cash equivalents represent money market mutual funds, a form of highly liquid investments with original maturities of less than three months. As a result of the Company’s normal payment cycle, cash disbursement accounts representing outstanding checks not yet presented for payment of $1,693.1 million and $1,155.3 million are included in claims and other accounts payable, and client rebates and guarantees payable at December 31, 2011 and December 25, 2010, respectively, including certain amounts reclassified from cash. No overdraft or unsecured short-term loan exists in relation to these negative balances.

Short-Term and Long-Term Investments. The Company holds short-term and long-term investments in U.S. government securities to satisfy the statutory capital requirements for the Company’s insurance subsidiaries. The majority of these long-term and short-term investments are classified as held-to-maturity securities and reported at amortized cost. The Company has no exposure to or investments in any instruments associated with the sub-prime loan market.

Fair Value Measurements and Fair Value of Financial Instruments. The Company accounts for and reports the fair value of certain assets and liabilities in accordance with FASB standards. See Note 4, “Fair Value Disclosures,” for more information.

Accounts Receivable. The Company separately reports accounts receivable due from manufacturers and accounts receivable due from clients. Manufacturer accounts receivable, net, includes billed and estimated unbilled receivables from manufacturers for earned rebates and other prescription services. Unbilled rebates receivable from manufacturers are generally billed beginning 20 days from the end of each quarter.

Client accounts receivable, net, includes billed and estimated unbilled receivables from clients for the PBM and Specialty Pharmacy segments. Unbilled PBM receivables are primarily from clients and are typically billed within 14 days based on the contractual billing schedule agreed upon with each client. At the end of any given reporting period, unbilled PBM receivables from clients may represent up to two weeks of dispensing activity and will fluctuate at the end of a fiscal month depending on the timing of these billing cycles. Client accounts receivable, net, also includes a reduction for rebates and guarantees payable to clients when such are settled on a net basis in the form of an invoice credit. In cases where rebates and guarantees are settled with the client on a net basis, and the rebates and guarantees payable are greater than the corresponding client accounts receivable balances, the net liability is reclassified to client rebates and guarantees payable. When these payables are settled in the form of a check or wire, they are recorded on a gross basis and the entire liability is reflected in client rebates and guarantees payable. The Company’s client accounts receivable also includes receivables from CMS for the Company’s Medicare Part D Prescription Drug Program (“Medicare Part D”) product offerings and premiums from members. At December 31, 2011 and December 25, 2010, the CMS receivable was approximately $86.0 million and $216.1 million, respectively.

As of December 31, 2011 and December 25, 2010, identified net Specialty Pharmacy accounts receivable, primarily due from payors and patients, amounted to $508.8 million and $524.5 million, respectively. A portion of the Specialty Pharmacy business includes reimbursement by payors, such as insurance companies, under a medical benefit, or by Medicare or Medicaid. These transactions also involve higher patient co-payments than experienced in the PBM business. As a result, this portion of the Specialty Pharmacy business, which yields a higher margin than the PBM business, experiences slower accounts receivable turnover than in the aforementioned PBM cycle and has a different credit risk profile. See Note 13, “Segment and Geographic Data,” for more information on the Specialty Pharmacy segment.

The Company’s allowance for doubtful accounts as of December 31, 2011 and December 25, 2010 of $124.6 million and $149.7 million, respectively, include $94.3 million and $97.9 million, respectively, related to the Specialty Pharmacy segment. The relatively higher allowance for the Specialty Pharmacy segment reflects a different credit risk profile than the PBM business, and is characterized by reimbursement through medical coverage, including government agencies, and higher patient co-

payments. The Company’s allowance for doubtful accounts also reflects amounts associated with member premiums for the Company’s Medicare Part D product offerings and amounts for certain supplies reimbursed by government agencies and insurance companies. The Company regularly reviews and analyzes the adequacy of the allowances based on a variety of factors, including the age of the outstanding receivable and the collection history. When circumstances related to specific collection patterns change, estimates of the recoverability of receivables are adjusted. The increase in the reserve balance reflects increased coverage of aged balances.

Concentrations of Risks. In 2011, 2010 and 2009, UnitedHealth Group Incorporated (“UnitedHealth Group”), the Company’s largest client, represented 17%, 17% and 19% of net revenues, respectively. On July 21, 2011, the Company announced that its pharmacy benefit services agreement with UnitedHealth Group would not be renewed, although the Company will continue to provide services under the current agreement until it expires on December 31, 2012. The UnitedHealth Group account has a lower than average mail-order penetration and, because of its size, steeper pricing than the average client, and consequently generally yields lower profitability as a percentage of net revenues than smaller client accounts. In addition, with respect to mail-order volume, which is an important contributor to the Company’s overall profitability, the mail-order volume associated with this account represented less than 10% of the Company’s overall mail-order volume for 2011, 2010 and 2009. The goodwill and intangible asset carrying amounts, and the expected useful lives of the intangible assets were not impacted by the pending expiration of the UnitedHealth Group contract. None of the Company’s other clients individually represented more than 10% of the net revenues or net client accounts receivable in 2011, 2010 or 2009.

For fiscal years 2011, 2010 and 2009, our ten largest clients based on revenue, including UnitedHealth Group, accounted for approximately 46%, 47% and 49% of our net revenues, respectively. In addition to UnitedHealth Group, other top 10 clients representing approximately 13% of our net revenues did not renew for 2012 as a result of acquisitions by competitors or transitioning in the normal course of business.

The Company has credit risk associated with certain accounts receivable, which consists of amounts owed by various governmental agencies, insurance companies and private patients. The Company has clients in various industries, including governmental agencies. Certain of the governmental agencies, particularly at the state level, are experiencing increased fiscal challenges. The Company actively monitors the status of its accounts receivable and has mechanisms in place to minimize the potential for incurring material accounts receivable credit risk. Concentration of credit risk relating to these accounts receivable, excluding the largest client noted above, is limited by the diversity and number of patients and payors.

As of December 31, 2011 and December 25, 2010, two brand-name pharmaceutical manufacturers represented approximately 42% of manufacturer accounts receivable, net, at the end of each fiscal year. Both manufacturers have strong investment grade ratings and have consistently paid their receivable balance within the contracted payment terms. To date, the Company has not experienced any significant deterioration in its client or manufacturer rebates accounts receivables.

The Company purchases its pharmaceuticals either from its primary wholesaler, AmerisourceBergen Corporation which accounted for approximately 63% and 64% of the Company’s overall 2011 and 2010 drug purchases, respectively, or directly from pharmaceutical manufacturers. Most of the purchases from the Company’s primary wholesaler were for brand-name medicines. The Company believes that alternative sources of supply for most generic and brand-name pharmaceuticals are readily available, except to the extent that brand-name drugs are available to the market exclusively through the manufacturer.

The Company derives a substantial percentage of its Specialty Pharmacy segment revenue and profitability from its relationships with a limited number of suppliers. Specialty and generic pharmaceuticals are often purchased directly from manufacturers.

Inventories, Net. Inventories, net, are located in the Company’s mail-order pharmacies and in warehouses, consist solely of finished product (primarily prescription drugs), and are valued at the lower of first-in, first-out (FIFO) cost or market.

Property and Equipment, Net. Property and equipment, net, is stated at cost, less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method for assets with useful lives as follows: buildings, 45 years; machinery, equipment and office furnishings, three to 15 years; and computer software, three to five years. Leasehold improvements are amortized over the shorter of the remaining life of the lease or the useful lives of the assets. The costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to five years. Costs for general and administrative expenses, overhead, maintenance and training, as well as the cost of software coding that does not add functionality to existing systems, are expensed as incurred.

Net Revenues. Product net revenues consist principally of sales of prescription drugs and supplies to clients and members, either through the Company’s networks of contractually affiliated retail pharmacies or through the Company’s mail-order pharmacies. The majority of the Company’s product net revenues are derived on a fee-for-service basis. Specialty pharmacy product net revenues represent revenues from the sale of primarily biopharmaceutical drugs and are reported at the net amount billed to third-party payors and patients. The Company recognizes product revenues when the prescriptions are dispensed through retail pharmacies in the Company’s networks of contractually affiliated retail pharmacies or the Company’s mail-order pharmacies and received by members and patients. The Company evaluates client contracts using the indicators of Authoritative Guidance to determine whether the Company acts as a principal or as an agent in the fulfillment of prescriptions through the retail pharmacy network. The Company acts as a principal in most of its transactions with clients and revenues are recognized at the prescription price (ingredient cost plus dispensing fee) negotiated with clients, including the portion of the price allocated by the client to be settled directly by the member (co-payment), as well as the Company’s administrative fees (“Gross Reporting”). Gross reporting is appropriate because the Company (a) has separate contractual relationships with clients and with pharmacies, (b) is responsible to validate and economically manage a claim through its claims adjudication process, (c) commits to set prescription prices for the pharmacy, including instructing the pharmacy as to how that price is to be settled (co-payment requirements), (d) manages the overall prescription drug relationship with the patients, who are members of clients’ plans, and (e) has credit risk for the price due from the client. In limited instances where the Company adjudicates prescriptions at pharmacies that are under contract directly with the client and there are no financial risks to the Company, such revenue is recorded at the amount of the administrative fee earned by the Company for processing the claim.

The Company’s product net revenues also include premiums associated with the Company’s Medicare prescription drug program (“PDP”) risk-based product offerings. These products involve prescription dispensing for beneficiaries enrolled in the CMS-sponsored Medicare Part D prescription drug benefit. The Company’s two insurance company subsidiaries have been operating under contracts with CMS since 2006, and currently offer several Medicare PDP options. The products involve underwriting the benefit, charging enrollees applicable premiums, providing covered prescription drugs and administering the benefit as filed with CMS. The Company provides two Medicare drug benefit plan options for beneficiaries, including a “standard Part D” benefit plan as mandated by statute, and a benefit plan with enhanced coverage that exceeds the standard Part D benefit plan, available for an additional premium. The Company also offers numerous customized benefit plan designs to employer group retiree plans under the Medicare Part D prescription drug benefit.

The PDP premiums are determined based on the Company’s annual bid and related contractual arrangements with CMS. The PDP premiums are primarily comprised of amounts received from CMS as part of a direct subsidy and an additional subsidy from CMS for low-income member premiums, as well as premium payments received from members. These premiums are recognized ratably to product net revenues over the period in which members are entitled to receive benefits. Premiums received in advance of the applicable benefit period are deferred and recorded in accrued expenses and other current liabilities on the consolidated balance sheets. There is a possibility that the annual costs of drugs may be higher or lower than premium revenues. As a result, CMS provides a risk corridor adjustment for the standard drug benefit that compares the Company’s actual annual drug costs incurred to the targeted premiums in the Company’s CMS-approved bid. Based on specific collars in the risk corridor, the Company will receive from CMS additional premium amounts or be required to refund to CMS previously received premium amounts. The Company calculates the risk corridor adjustment on a quarterly basis based on drug cost experience to date and records an adjustment to product net revenues with a corresponding account receivable from or payable to CMS reflected on the consolidated balance sheets.

In addition to PDP premiums, there are certain co-payments and deductibles (the “cost share”) due from members based on prescription orders by those members, some of which are subsidized by CMS in cases of low-income membership. In 2011, non-low-income members receive a cost share benefit under the coverage gap discount program with brand pharmaceutical manufacturers. The coverage gap cost share program covers 50% of the member co-payment in the coverage gap for participating brand-name drugs. For subsidies received in advance, the amount is deferred and recorded in accrued expenses and other current liabilities on the consolidated balance sheets. If there is cost share due from members, pharmaceutical manufacturers or CMS, the amount is accrued and recorded in client accounts receivable, net, on the consolidated balance sheets. After the end of the contract year and based on actual annual drug costs incurred, cost share amounts are reconciled with CMS and the corresponding receivable or payable is settled. The cost share is treated consistently as other co-payments derived from providing PBM services, as a component of product net revenues on the consolidated statements of income. Premium revenues for our PDP products, which exclude member cost share, were $720 million, or 1% of total net revenues, in 2011, $687 million, or 1% of total net revenues, in 2010, and $543 million, or less than 1% of total net revenues, in 2009.

The Company’s agreements with CMS, as well as applicable Medicare Part D regulations and federal and state laws, require the Company to, among other obligations: (i) comply with certain disclosure, filing, record-keeping and marketing rules; (ii) operate quality assurance, drug utilization management and medication therapy management programs; (iii) support e-prescribing initiatives; (iv) implement grievance, appeals and formulary exception processes; (v) comply with payment protocols, which include the return of overpayments to CMS and, in certain circumstances, coordination with state pharmacy assistance programs; (vi) use approved networks and formularies, and provide access to such networks to any willing pharmacy; (vii) provide emergency out-of-network coverage; and (viii) adopt a comprehensive Medicare and Fraud, Waste and Abuse compliance program. The Company has various contractual and regulatory compliance requirements associated with participating in the Medicare Part D benefit. Similar to the Company’s requirements with other clients, the Company’s policies and practices associated with executing its PDP are subject to audit. If material contractual or regulatory non-compliance was to be identified, monetary penalties and/or applicable sanctions, including suspension of enrollment and marketing or debarment from participation in Medicare programs, may be imposed. Additionally, each calendar year, payment will vary based on the annual benchmark that applies as a result of Medicare Part D plan bids for the applicable year, as well as for changes in the CMS methodology for calculating risk adjustment factors.

Rebates and guarantees regarding the level of service the Company will provide to the client or member or the minimum level of rebates or discounts the client will receive are deducted from product net revenues as they are earned by the client. Rebates are generally credited or paid to clients subsequent to collections from pharmaceutical manufacturers, although there are certain instances where rebates are paid on a more accelerated basis. Other contractual payments made to clients are generally made upon initiation of contracts as implementation allowances, which may, for example, be designated by clients as funding for their costs to transition their plans to the Company. The Company considers payments to be an integral part of the Company’s pricing of a contract and believes that they represent variability in the timing of cash flows that does not change the underlying economics of the contract. Accordingly, these payments are capitalized and amortized as a reduction of product net revenues, generally on a straight-line basis, over the life of the contract where the payments are refundable upon cancellation of the contract or relate to noncancelable contracts. Amounts capitalized are assessed periodically for recoverability based on the profitability of the contract.

Service revenues consist principally of administrative fees and clinical program fees earned from clients, sales of prescription services to pharmaceutical manufacturers, performance-oriented fees paid by Specialty Pharmacy manufacturers, revenues from data analytics and research associated with UBC, and other non-product-related revenues. Service revenues are recorded by the Company when performance occurs and collectibility is assured.

Cost of Revenues. Cost of product net revenues includes the cost of inventory dispensed from the mail-order pharmacies, along with direct dispensing costs and associated depreciation. Cost of product net revenues also includes ingredient costs of drugs dispensed by and professional fees paid to retail network pharmacies. In addition, cost of product net revenues includes the operating costs of the Company’s call center pharmacies, which primarily respond to member and retail pharmacist inquiries regarding member prescriptions, as well as physician calls. Cost of product net revenues also includes an offsetting credit for rebates earned from pharmaceutical manufacturers whose drugs are included on the Company’s preferred drug lists, which are also known as formularies. Rebates receivable from pharmaceutical manufacturers are accrued in the period earned by multiplying estimated rebatable prescription drugs dispensed through the Company’s retail networks and through the Company’s mail-order pharmacies by the contractually agreed manufacturer rebate amount.

Rebates receivable estimates are adjusted to actual, with the difference recorded to cost of revenues, upon billing to the manufacturer, generally 20 to 90 days subsequent to the end of the applicable quarter. These bills are not issued until the necessary specific eligible claims and third-party market share data are received and thoroughly analyzed. Historically, the effect of adjustments resulting from the reconciliation of rebates recognized and recorded to actual amounts billed has not been material to the Company’s results of operations.

The Company’s cost of product net revenues also includes the cost of drugs dispensed by the Company’s mail-order pharmacies or retail network for members covered under the Company’s Medicare PDP product offerings and are recorded at cost as incurred. The Company receives a catastrophic reinsurance subsidy from CMS for approximately 80% of costs incurred by individual members in excess of the individual annual out-of-pocket maximum of $4,550 for coverage year 2011, $4,550 for coverage year 2010 and $4,350 for coverage year 2009. The subsidy is reflected as an offsetting credit in cost of product net revenues to the extent that catastrophic costs are incurred. Catastrophic reinsurance subsidy amounts received in advance are deferred and recorded in accrued expenses and other current liabilities on the consolidated balance sheets. If there are catastrophic reinsurance subsidies due from CMS, the amount is accrued and recorded in client accounts receivable, net, on the consolidated balance sheets. After the end of the contract year and based on actual annual drug costs incurred, catastrophic reinsurance amounts are reconciled with CMS and the corresponding receivable or payable is settled. Cost of service revenues consist principally of labor and operating costs for delivery of services provided, as well as costs associated with member communication materials.

Goodwill. Goodwill of $6,953.8 million at December 31, 2011 and $6,939.5 million at December 25, 2010 primarily represents, for the PBM segment, the excess of acquisition costs over the fair value of the Company’s net assets that had been pushed down to the consolidated balance sheets of the Company and existed when the Company became an independent, publicly traded enterprise in 2003, and, to a significantly lesser extent, the Company’s acquisitions subsequent to 2003. For the Specialty Pharmacy segment, goodwill primarily reflects a portion of the excess of the purchase price the Company paid to acquire Accredo Health, Incorporated (“Accredo”) in 2005 over the fair value of tangible net assets acquired. The Company’s goodwill balance is assessed for impairment annually using a two-step fair-value based test or whenever events or other changes in circumstances indicate the carrying amount may not be recoverable, by comparing the fair value of each segment’s reporting units to the carrying value of the assets and liabilities assigned to each reporting unit. If the carrying value of the reporting unit were to exceed the Company’s estimate of the fair value of the reporting unit, the Company would then be required to estimate the fair value of the individual assets and liabilities within the reporting unit for purposes of calculating the fair value of goodwill. The Company would be required to record an impairment charge to the extent recorded goodwill exceeds the fair value amount of goodwill resulting from this allocation. The goodwill and intangible asset carrying amounts, and the expected useful lives of the intangible assets were not impacted by the pending expiration of the UnitedHealth Group contract. In September 2011, the FASB issued guidance that simplified how an entity tests goodwill for impairment. The revised guidance provides an entity the option to make a qualitative evaluation about the likelihood of goodwill impairment. The guidance is effective for goodwill impairment tests performed in interim and annual periods for fiscal years beginning after December 15, 2011, with early adoption permitted. The Company performed the quantitative impairment test for all reporting units in the third quarter of 2011 and early adopted the FASB’s guidance in 2011. See Note 7, “Goodwill and Intangible Assets,” for more information.

Intangible Assets, Net. Intangible assets, net, of $2,148.0 million at December 31, 2011 and $2,409.8 million at December 25, 2010 primarily represent, for the PBM segment, the value of Medco’s client relationships that had been pushed down to the consolidated balance sheets of the Company and existed when the Company became an independent, publicly traded enterprise in 2003, and to a lesser extent, intangible assets recorded upon the Company’s acquisitions subsequent to 2003. Additionally, for the Specialty Pharmacy segment, intangible assets primarily include the portion of the excess of the purchase price paid by the Company to acquire Accredo in 2005 over tangible net assets acquired. The Company’s intangible assets are initially recorded at fair value at the acquisition date and subsequently carried at amortized cost. The Company reviews intangible assets for impairment whenever events, such as losses of significant clients or specialty product manufacturer contracts, or when other changes in circumstances indicate the carrying amount may not be recoverable. When these events occur, the carrying amount of the assets is compared to the pre-tax undiscounted expected future cash flows derived from the lowest appropriate asset grouping. If this comparison indicates impairment exists, the amount of the impairment would be calculated using discounted expected future cash flows. See Note 7, “Goodwill and Intangible Assets,” for more information.

Income Taxes. Deferred tax assets and liabilities are recorded based on temporary differences between the financial statement basis and the tax basis of assets and liabilities using presently enacted tax rates. The Company evaluates tax positions to determine whether the benefits of tax positions are more likely than not of being sustained upon audit based on the technical merits of the tax position. For tax positions that are more likely than not of being sustained upon audit, the Company recognizes the benefit that is greater than 50% likely of being realized upon ultimate settlement in the financial statements. For tax positions that are not more likely than not of being sustained upon audit, the Company does not recognize any portion of the benefit in the financial statements. If applicable, the Company recognizes interest associated with uncertain tax positions as a component of the provision for income taxes in the consolidated statement of income. See Note 10, “Taxes on Income,” for more information.

Use of Estimates. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments. Estimates are used in determining such items as accruals for rebates receivable and payable, client guarantees, depreciable/useful lives, allowance for doubtful accounts, testing for impairment of goodwill and intangible assets, stock-based compensation, income taxes, pension and other postretirement benefit plan assumptions, amounts recorded for contingencies, and other reserves, as well as CMS-related activity, including the risk corridor adjustment and cost share and catastrophic reinsurance subsidies. Because of the uncertainty inherent in such estimates, actual results may differ from these estimates.

Operating Segments. The Company has two reportable segments, PBM and Specialty Pharmacy. See Note 13, “Segment and Geographic Data,” for more information. The PBM and Specialty Pharmacy segments primarily operate in the United States and have relatively small activities in Puerto Rico, Germany and the United Kingdom. Additionally, UBC has the capability to conduct post-approval research in strategic locations worldwide, including North America, Europe and Asia.

Earnings per Share (“EPS”). Basic EPS is computed by dividing net income by the weighted average number of shares of common stock issued and outstanding during the reporting period. The Company treats stock options and restricted stock units granted by the Company as potential common shares outstanding in computing diluted earnings per share. Under the treasury stock method on a grant by grant basis, the amount the employee or director must pay for exercising the award, the amount of compensation cost for future service that the Company has not yet recognized, and the amount of tax benefit that would be recorded in additional paid-in capital when the award becomes deductible, are assumed to be used to repurchase shares at the average market price during the period.

The Company granted options of 6.5 million shares in fiscal 2011, 6.0 million shares in fiscal 2010 and 6.6 million shares in fiscal 2009. For the years ended December 31, 2011, December 25, 2010 and December 26, 2009, there were outstanding options to purchase 12.0 million, 6.1 million and 5.1 million shares of Medco stock, respectively, which were not dilutive to the EPS calculations when applying the treasury stock method. For all periods presented, the outstanding options which were not dilutive to the EPS calculations when applying the treasury stock method primarily reflect the share price being below the option exercise price. These outstanding options may be dilutive to future EPS calculations.

The following is a reconciliation of the number of weighted average shares used in the basic and diluted EPS calculations (amounts in millions):

Fiscal Years	2011	2010	2009
Basic weighted average shares outstanding	394.7	443.0	481.1
Dilutive common stock equivalents:
Outstanding stock options and restricted stock units	7.6	8.8	8.9

Diluted weighted average shares outstanding	402.3	451.8	490.0

The decreases in the basic weighted average shares outstanding and diluted weighted average shares outstanding for each year result from the repurchase of approximately 285.5 million shares of stock in connection with the Company’s share repurchase programs since inception in 2005 through the end of 2011, compared to equivalent amounts of 256.2 million and 186.3 million shares repurchased inception-to-date through the ends of 2010 and 2009, respectively. The Company repurchased approximately 29.3 million shares, 69.9 million shares and 27.3 million shares in fiscal years 2011, 2010 and 2009, respectively. In accordance with the FASB’s earnings per share standard, weighted average treasury shares are not considered part of the basic or diluted shares outstanding.

Other Comprehensive Income and Accumulated Other Comprehensive Income. Other comprehensive income includes unrealized investment gains and losses, foreign currency translation adjustments, unrealized gains and losses on effective cash flow hedges, prior service costs or credits and actuarial gains or losses associated with pension or other postretirement benefits that arise during the period, as well as the amortization of prior service costs or credits and actuarial gains or losses, which are reclassified as a component of net benefit expense, and the tax effect allocated to each component of other comprehensive income.

The accumulated other comprehensive income (“AOCI”) component of stockholders’ equity includes: unrealized investment gains and losses, net of tax; foreign currency translation adjustments; unrealized gains and losses on effective cash flow hedges, net of tax; and the net gains and losses and prior service costs and credits related to the Company’s pension and other postretirement benefit plans, net of tax. The year-end balances in AOCI related to the Company’s pension and other postretirement benefit plans consist of amounts that have not yet been recognized as components of net periodic benefit cost in the consolidated statements of income.

The amounts recognized in AOCI at December 26, 2009, December 25, 2010 and December 31, 2011 and the components and allocated tax effects included in other comprehensive income in fiscal 2010 and 2011 are as follows ($ in millions):

	Unrealized Gains (Losses) on Investments	Foreign Currency Translation Gains (Losses) (1)	Net Unrealized Gains (Losses) on Effective Cash Flow Hedges	Net Activity Due to Curtailments	Net Prior Service Benefit (Cost)	Net Actuarial Gains (Losses)	Total AOCI
Balances at December 26, 2009, net of tax	$(0.3)	$(12.6)	$(18.1)	$—	$20.1	$(33.3)	$(44.2)

Fiscal 2010 activity:
Before tax amount	(0.1)	(11.0)	3.6	—	(4.0)	3.0	(8.5)
Tax benefit	0.1	—	(1.4)	—	1.6	(1.1)	(0.8)

Net-of-tax change	—	(11.0)	2.2 (2)	—	(2.4)	1.9	(9.3)

Balances at December 25, 2010, net of tax	$(0.3)	$(23.6)	$(15.9)	$—	$17.7	$(31.4)	$(53.5)

Fiscal 2011 activity:
Before tax amount	0.4	1.5	3.6	28.9	(1.5)	(40.9)	(8.0)
Tax benefit	(0.1)	—	(1.4)	(11.6)	0.6	16.4	3.9

Net-of-tax change	0.3	1.5	2.2 (2)	17.3	(0.9)	(24.5)	(4.1)

Balances at December 31, 2011, net of tax	$—	$(22.1)	$(13.7)	$17.3	$16.8	$(55.9)	$(57.6)

(1)	This primarily represents the unrealized net foreign currency translation gains (losses) resulting from the Europa Apotheek subsidiary.
(2)	Consists of the amortization of the unrealized loss on the effective portion of the cash flow hedges.

See Note 9, “Pension and Other Postretirement Benefits,” for additional information on the reclassification adjustments included within the components of other comprehensive income related to the Company’s defined benefit plans.

Contingencies. In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations, charges and proceedings, including, but not limited to, those relating to regulatory, commercial, employment, employee benefits and securities matters. In accordance with the FASB’s standard on accounting for contingencies, the Company records accruals for contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. The Company’s recorded reserves are based on estimates developed with consideration given to the potential merits of claims, the range of possible settlements, advice from outside counsel, and management’s strategy with regard to the settlement of or defense against such claims. See Note 14, “Commitments and Contingencies,” for additional information.

Stock-Based Compensation. The Company accounts for stock-based compensation in accordance with a standard issued by the FASB and guidance issued by the United States Securities and Exchange Commission (“SEC”), which require the measurement and recognition of compensation expense for all stock-based compensation awards made to employees and directors.

The standard requires companies to estimate the fair value of stock-based awards on the date of grant using an option-pricing model. The portion of the value that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. As stock-based compensation expense recognized in our audited consolidated statements of income is based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. The standard requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

In addition, the standard requires that the benefits of realized tax deductions in excess of tax benefits on compensation expense, which amounted to $42.9 million, $52.0 million and $64.3 million for fiscal years 2011, 2010 and 2009, respectively, be reported as a component of cash flows from financing activities. The Company classifies stock-based compensation within cost of product net revenues and selling, general and administrative expenses to correspond with the financial statement components in which cash compensation paid to employees and directors is recorded.

Foreign Currency Translation. The Company’s consolidated financial statements are presented in U.S. dollars. In 2010, the Company acquired UBC, which has operations in Europe and Asia. The Company also has a subsidiary, Europa Apotheek Venlo B.V. (“Europa Apotheek”), which is based in the Netherlands, with the Euro as its local currency. Assets and liabilities of Europa Apotheek, and of UBC’s foreign operations, are translated into U.S. dollars at the exchange rates in effect at balance sheet dates, and revenues and expenses are translated at the weighted average exchange rates prevailing during the month of the transaction. Adjustments resulting from translating net assets are reported as a separate component of AOCI within stockholders’ equity.

3. ACQUISITION OF BUSINESSES

United BioSource Corporation®. On September 16, 2010, the Company acquired all of the outstanding common stock of UBC for approximately $708 million in cash. Additionally, in connection with the acquisition, the Company paid approximately $32 million consisting of pay downs of acquired debt and other items. UBC is a leader in serving life sciences industry clients and is focused on developing scientific evidence to guide the safe, effective and affordable use of medicines. UBC has the capability to conduct post-approval research in strategic locations worldwide, including North America, Europe and Asia. This acquisition extends Medco’s core capabilities in data analytics and research with a view to further accelerating pharmaceutical knowledge, advancing patient safety and furthering evidence-based medicine. The Company funded the transaction with the net proceeds of Medco’s September 2010 senior notes offering. See Note 8, “Debt,” for more information.

The transaction was accounted for under the applicable provisions of FASB’s business combinations standard at the time of the acquisition. The purchase price was allocated based upon the preliminary estimates of the fair value of net assets acquired at the date of the acquisition. A portion of the excess of the purchase price over tangible net assets acquired, amounting to $540.3 million, has been allocated to goodwill, and $236.0 million has been allocated to intangible assets, which are being amortized using the straight-line method over an estimated weighted average useful life of 12.1 years. Additionally, there is a deferred tax liability of $87.3 million associated with the fair value amounts allocated to intangible assets. The amount allocated to goodwill reflects the benefits Medco expects to realize from the growth of UBC’s operations. None of the goodwill is expected to be deductible for income tax purposes. See Note 7, “Goodwill and Intangible Assets,” for disclosure of goodwill by reportable segment. UBC’s operating results from the date of acquisition of September 16, 2010 through December 31, 2011 are included in the accompanying audited consolidated financial statements. Pro forma financial statement results including the results of UBC would not differ materially from the Company’s historically reported financial statement results.

4. FAIR VALUE DISCLOSURES

Fair Value Measurements

Fair Value Hierarchy. The inputs used to measure fair value fall into the following hierarchy:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions.

The Company utilizes the best available information in measuring fair value. The following tables set forth, by level within the fair value hierarchy, the Company’s financial assets recorded at fair value on a recurring basis ($ in millions):

Fair Value Measurements at Reporting Date

Description	December 31, 2011		Level 1	Level 2
Fair value of interest rate swap agreements	$12.9	(1)	—	$12.9

(1)	Reported in other noncurrent assets on the consolidated balance sheet.

Fair Value Measurements at Reporting Date

Description	December 25, 2010		Level 1	Level 2
Money market mutual funds	$225.0	(1)	$225.0	$—
Fair value of interest rate swap agreements	16.9	(2)	—	16.9

(1)	Reported in cash and cash equivalents on the consolidated balance sheet.
(2)	Reported in other noncurrent assets on the consolidated balance sheet.

The Company’s money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the consolidated balance sheets at the principal amounts deposited, which equals the asset values quoted by the money market fund custodians. The fair value of the Company’s obligation under its interest rate swap agreements, which hedge interest costs on the senior notes, is based upon observable market-based inputs that reflect the present values of the differences between estimated future fixed rate payments and future variable rate receipts, and therefore are classified within Level 2. Historically, there have not been significant fluctuations in the fair value of the Company’s financial assets.

Fair Value of Financial Instruments

The term loan and revolving credit obligations under the Company’s senior unsecured bank credit facilities have a floating interest rate and as a result, the carrying amounts of the debt, as well as the short-term and long-term investments approximated fair values as of December 31, 2011 and December 25, 2010. The Company estimates fair market value for these assets and liabilities based on their market values or estimates of the present value of their future cash flows.

The carrying amounts and the fair values of the Company’s senior notes are shown in the following table ($ in millions):

	December 31, 2011			December 25, 2010
	Carrying Amount(1)		Fair Value	Carrying Amount(1)	Fair Value
7.25% senior notes due 2013	$	499.1	$540.2	$498.7	$567.2
6.125% senior notes due 2013		299.5	316.0	299.2	327.1
2.75% senior notes due 2015		499.9	499.1	499.8	496.1
7.125% senior notes due 2018		1,191.2	1,416.7	1,190.1	1,412.2
4.125% senior notes due 2020		499.0	503.8	498.9	481.3

(1)	Reported in long-term debt, net, on the consolidated balance sheets, net of unamortized discount.

The fair values of the senior notes are based on observable relevant market information such as quoted prices. Fluctuations between the carrying amounts and the fair values of the senior notes for the periods presented are associated with changes in market interest rates.

5. PROPERTY AND EQUIPMENT

Property and equipment, at cost, consist of the following ($ in millions):

	December 31, 2011	December 25, 2010
Land and buildings	$326.3	$322.2
Machinery, equipment and office furnishings	856.2	796.4
Computer software	1,387.2	1,246.0
Leasehold improvements	121.6	119.3
Construction in progress(1)	140.1	67.2

	2,831.4	2,551.1
Less accumulated depreciation	(1,723.0)	(1,557.5)

Property and equipment, net	$1,108.4	$993.6

(1)	Primarily represents capitalized software development.

Depreciation expense for property and equipment totaled $213.1 million, $189.5 million and $179.0 million in fiscal years 2011, 2010 and 2009, respectively.

6. LEASES

The Company leases mail-order pharmacy and call center pharmacy facilities, offices and warehouse space under various operating leases. In addition, the Company leases pill dispensing and counting devices and other operating equipment for use in its mail-order pharmacies, as well as computer equipment for use in its data centers and corporate headquarters. Rental expense was $109.0 million, $90.2 million and $75.3 million for fiscal years 2011, 2010 and 2009, respectively. As of December 31, 2011, the minimum aggregate rental commitments under noncancelable leases, excluding renewal options, are as follows ($ in millions):

Fiscal Years Ending December
2012	$60.3
2013	47.2
2014	36.1
2015	17.4
2016	10.0
Thereafter	21.8

Total	$192.8

In the normal course of business, operating leases are generally renewed or replaced by new leases.

7. GOODWILL AND INTANGIBLE ASSETS

The changes in the Company’s carrying amount of goodwill for the years ended December 25, 2010 and December 31, 2011 are as follows ($ in millions):

	PBM		Specialty Pharmacy	Total
Balances as of December 26, 2009	$4,417.1		$1,915.9	$6,333.0
Goodwill acquired	614.8	(1)	1.3	616.1
Translation adjustments and other	(9.2)		(0.4)	(9.6)

Balances as of December 25, 2010	$5,022.7		$1,916.8	$6,939.5
Goodwill acquired	16.0		0.0	16.0
Translation adjustments and other	10.1		(11.8)	(1.7)

Balances as of December 31, 2011	$5,048.8		$1,905.0	$6,953.8

(1)	Primarily represents the portion of the excess of the purchase price paid by the Company to acquire UBC. See Note 3, “Acquisition of Businesses,” for more information.

The following is a summary of the Company’s intangible assets ($ in millions):

	December 31, 2011			December 25, 2010
	Gross Carrying Value	Accumulated Amortization	Net	Gross Carrying Value	Accumulated Amortization	Net
Client relationships	$3,454.5	$2,362.3	$1,092.2	$3,447.6	$2,169.7	$1,277.9
Trade names	656.1	92.0	564.1	656.4	68.0	588.4
Manufacturer relationships	529.9	141.7	388.2	528.2	101.1	427.1
Patient relationships	286.5	201.8	84.7	283.1	171.3	111.8
Other intangible assets	57.1	38.3	18.8	39.1	34.5	4.6

Total	$4,984.1	$2,836.1	$2,148.0	$4,954.4	$2,544.6	$2,409.8

For intangible assets existing as of December 31, 2011, aggregate intangible asset amortization expense in each of the five succeeding fiscal years is estimated as follows ($ in millions):

Fiscal Years Ending December
2012	$283.4
2013	278.6
2014	275.8
2015	257.9
2016	85.9

Total	$1,181.6

The annual intangible asset amortization expense for intangible assets existing as of December 31, 2011 is estimated to be $283.4 million in 2012, a net $8.5 million decrease from $291.9 million in 2011.

As of December 31, 2011, the weighted average useful life of intangible assets subject to amortization is 22 years in total. The weighted average useful life is approximately 22 years for the PBM intangible assets and approximately 21 years for the Specialty Pharmacy segment-acquired intangible assets. The Company expenses the costs to renew or extend contracts associated with intangible assets in the period the costs are incurred. For PBM client relationships, the weighted average contract period prior to the next renewal date as of December 31, 2011 is approximately 1.9 years. The Company has experienced client retention rates of approximately 99% over the past two years.

The most recent assessment for impairment of goodwill for each of the designated reporting units was performed as of September 24, 2011. The goodwill was determined not to be impaired and there have been no significant subsequent changes in events or circumstances. The Company utilized the income approach methodology, which projects future cash flows discounted to present value based on certain assumptions about future operating performance. Discount rates were based on the estimated weighted average cost of capital at the reporting unit level and ranged from 8% to 13%. In order to validate the reasonableness of the estimated fair values, the Company performed a reconciliation of the aggregate fair values of all reporting units to market capitalization as of the valuation date using a reasonable control premium. If the Company determines that the fair value is less than the book value based on updates to the assumptions, the Company could be required to record a non-cash impairment charge to the consolidated statement of income, which could have a material adverse effect on the Company’s earnings. The Company periodically reviews the composition of its reporting units. Reporting units are revised due to changes in reporting structures and the manner in which the Company operates its business activities. The goodwill and intangible asset carrying amounts, and the expected useful lives of the intangible assets were not impacted by the pending expiration of the UnitedHealth Group contract.

8. DEBT

The Company’s debt consists of the following ($ in millions):

	December 31, 2011	December 25, 2010
Short-term debt:
Accounts receivable financing facility	$—	$—
Other	42.7	23.6

Total short-term debt	42.7	23.6

Current portion of long-term debt	2,000.0	—

Long-term debt:
Senior unsecured revolving credit facility	—	1,000.0
Senior unsecured term loan	—	1,000.0
7.25% senior notes due 2013, net of unamortized discount	499.1	498.7
6.125% senior notes due 2013, net of unamortized discount	299.5	299.2
2.75% senior notes due 2015, net of unamortized discount	499.9	499.8
7.125% senior notes due 2018, net of unamortized discount	1,191.2	1,190.1
4.125% senior notes due 2020, net of unamortized discount	499.0	498.9
Fair value of interest rate swap agreements	12.9	16.9

Total long-term debt	3,001.6	5,003.6

Total debt	$5,044.3	$5,027.2

The following provides additional information regarding the Company’s debt:

2.75% and 4.125% Senior Notes. On September 10, 2010, the Company completed an underwritten public offering of $500 million aggregate principal amount of 5-year senior notes at a price to the public of 99.967 percent of par value, and $500 million aggregate principal amount of 10-year senior notes at a price to the public of 99.780 percent. The 5-year senior notes bear interest at a rate of 2.75% per annum, with an effective interest rate of 2.757%, and mature on September 15, 2015. The 10-year senior notes bear interest at a rate of 4.125% per annum, with an effective interest rate of 4.152%, and mature on September 15, 2020. Medco may redeem all or part of these notes at any time or from time to time at its option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or (ii) a “make-whole” amount based on the yield of a comparable U.S. Treasury security plus 20 basis points for the notes due 2015, and 25 basis points for the notes due 2020. The Company pays interest on the notes semi-annually on March 15 and September 15 of each year. The Company used the net proceeds from the offering for general corporate purposes, which included funding the UBC acquisition described in Note 3, “Acquisition of Businesses.”

6.125% and 7.125% Senior Notes. On March 18, 2008, the Company completed an underwritten public offering of $300 million aggregate principal amount of 5-year senior notes at a price to the public of 99.425 percent of par value, and $1.2 billion aggregate principal amount of 10-year senior notes at a price to the public of 98.956 percent. The 5-year senior notes bear interest at a rate of 6.125% per annum, with an effective interest rate of 6.261%, and mature on March 15, 2013. The 10-year senior notes bear interest at a rate of 7.125% per annum, with an effective interest rate of 7.274%, and mature on March 15, 2018. Medco may redeem all or part of these notes at any time or from time to time at its option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed plus accrued and unpaid interest to the redemption date or (ii) a “make-whole” amount based on the yield of a comparable U.S. Treasury security plus 50 basis points. The Company pays interest on both series of senior notes semi-annually on March 15 and September 15 of each year.

In December 2007, the Company entered into forward-starting interest rate swap agreements to manage its exposure to changes in benchmark interest rates and to mitigate the impact of fluctuations in the interest rates prior to the issuance of the long-term fixed rate financing described above. The cash flow hedges entered into were for a notional amount of $500 million on the then-current 10-year treasury interest rate, and for a notional amount of $250 million on the then-current 30-year treasury interest rate. In March 2008, following the issuance of $300 million aggregate principal amount of 5-year senior notes and $1.2 billion aggregate principal amount of 10-year senior notes, the cash flow hedges were settled for $45.4 million and included a $9.8 million ineffective portion that was immediately expensed and recorded as an increase to interest (income) and other (income) expense, net, for the year ended December 27, 2008. The effective portion was recorded in accumulated other comprehensive income and is reclassified to interest expense over the ten-year period in which the Company hedged its exposure to variability in future cash flows. The effective portion reclassified to interest expense in 2011, 2010 and 2009 amounted to $3.6 million in each fiscal year. The effective portion expected to be reclassified to interest expense in 2012 amounts to $3.6 million. The unamortized effective portion reflected in accumulated other comprehensive loss as of December 31, 2011 and December 25, 2010 was $13.7 million and $15.9 million, net of tax, respectively.

Five-Year Credit Facilities. On April 30, 2007, the Company entered into a senior unsecured credit agreement, which is available for general working capital requirements. The facility consists of a $1 billion, 5-year senior unsecured term loan and a $2 billion, 5-year senior unsecured revolving credit facility. The facility matures on April 30, 2012, and therefore the Company classified all outstanding balances related to the facility, representing $1.0 billion under the revolving credit facility and the $1.0 billion senior unsecured term loan, as current portion of long-term debt on the consolidated balance sheet as of December 31, 2011. The Company refinanced the $2 billion unsecured revolving credit facility on January 23, 2012 and anticipates repaying the $1 billion senior unsecured term loan at maturity.

There were draw-downs of $11,687.2 million and repayments of $11,687.2 million under the revolving credit facility during 2011. As of December 31, 2011, the Company had $999.0 million available for borrowing under the revolving credit facility, after giving effect to prior net draw-downs of $1 billion and $1 million in issued letters of credit. As of December 25, 2010, the outstanding balance under the revolving credit facility was $1.0 billion and the Company had $993.5 million available for borrowing under the facility, after giving effect to prior net draw-downs of $1 billion and $6.5 million in issued letters of credit.

On January 23, 2012, the Company entered into a new $2 billion 364-day senior unsecured revolving credit facility, which is available to support the Company’s general corporate activities, working capital requirements and capital expenditures. See Note 15, “Subsequent Event – Debt Refinancing” for more information.

7.25% Senior Notes. In August 2003, in connection with Medco’s spin-off, the Company completed an underwritten public offering of $500 million aggregate principal amount of 10-year senior notes at a price to the public of 99.195 percent of par value. The senior notes bear interest at a rate of 7.25% per annum, with an effective interest rate of 7.365%, and mature on August 15, 2013. Medco may redeem all or part of these notes at any time or from time to time at its option at a redemption price equal to the greater of (i) 100% of the principal amount of the notes being redeemed, or (ii) the sum of the present values of 107.25% of the principal amount of the notes being redeemed, plus all scheduled payments of interest on the notes discounted to the redemption date at a semi-annual equivalent yield to a comparable U.S. Treasury security for such redemption date plus 50 basis points.

The Company entered into five interest rate swap agreements in 2004. These swap agreements, in effect, converted $200 million of the $500 million of 7.25% senior notes to variable interest rate debt. The swaps have been designated as fair value hedges and have an expiration date of August 15, 2013, consistent with the maturity date of the senior notes. The fair value of the derivatives outstanding, which is based upon observable market-based inputs that reflect the present values of the difference between estimated future fixed rate payments and future variable rate receipts, represented net receivables of $12.9 million and $16.9 million as of December 31, 2011 and December 25, 2010, respectively, which are reported in other noncurrent assets, with offsetting amounts reported in long-term debt, net, on the Company’s consolidated balance sheets. These are the amounts that the Company would have received from third parties if the derivative contracts had been settled. Under the terms of these swap agreements, the Company receives a fixed rate of interest of 7.25% on $200 million and pays variable interest rates based on the six-month LIBOR plus a weighted average spread of 3.05%. The payment dates under the agreements coincide with the interest payment dates on the hedged debt instruments and the difference between the amounts paid and received is included in interest expense. Interest expense was reduced by $7.5 million, $7.3 million and $5.1 million in fiscal years 2011, 2010 and 2009, respectively, as a result of the swap agreements. The weighted average LIBOR associated with the swap agreements was 0.5%, 0.5% and 1.6% for fiscal years 2011, 2010, and 2009, respectively.

Accounts Receivable Financing Facility and Other Short-Term Debt. Through a wholly-owned subsidiary, the Company has a $600 million, 364-day renewable accounts receivable financing facility that is collateralized by the Company’s pharmaceutical manufacturer rebates accounts receivable. During 2011, the Company drew down $1,443 million and repaid $1,443 million under the facility, which resulted in no amounts outstanding and $600 million available for borrowing under the facility as of December 31, 2011. During 2010, the Company drew down $550 million and repaid $550 million under the facility, which resulted in no amounts outstanding and $600 million available for borrowing under the facility as of December 25, 2010. The Company pays interest on amounts borrowed under the agreement based on the funding rates of the bank-related commercial paper programs that provide the financing, plus an applicable margin and liquidity fee determined by the Company’s credit rating. This facility is renewable annually at the option of both Medco and the banks and was renewed on July 25, 2011. Additionally, the Company had short-term debt of $42.7 million and $23.6 million outstanding as of December 31, 2011 and December 25, 2010, respectively, under a $47.9 million and $23.6 million short-term revolving credit facility, respectively. The weighted average annual interest rate on amounts outstanding under the short-term revolving credit facility was 2.24% and 1.72% at December 31, 2011 and December 25, 2010, respectively.

Covenants. All of the senior notes discussed above are subject to customary affirmative and negative covenants, including limitations on sale/leaseback transactions; limitations on liens; limitations on mergers and similar transactions; and a covenant with respect to certain change of control triggering events. The 6.125% senior notes and the 7.125% senior notes are also subject to an interest rate adjustment in the event of a downgrade in the ratings to below investment grade. In addition, the senior unsecured bank credit facilities and the accounts receivable financing facility are subject to covenants, including, among other items, maximum leverage ratios. The Company was in compliance with all covenants at December 31, 2011 and December 25, 2010.

Aggregate Maturities and Interest Expense. The aggregate maturities of long-term debt are as follows ($ in millions):

Fiscal Years Ending December
2012	$2,000.0
2013	800.0
2014	—
2015	500.0
2016	—
2017-2020	1,700.0

Total	$5,000.0

Interest expense on total debt was $208.5 million in 2011, $172.5 million in 2010 and $172.5 million in 2009.

9. PENSION AND OTHER POSTRETIREMENT BENEFITS

Net Pension and Postretirement Benefit Cost. The Company has various plans covering the majority of its employees. The net (credit) cost for the Company’s pension plans consisted of the following components ($ in millions):

Fiscal Years	2011	2010	2009
Service cost	$4.6	$25.6	$24.3
Interest cost	10.2	13.5	13.2
Expected return on plan assets	(15.4)	(12.2)	(9.9)
Amortization of prior service cost	—	0.2	0.2
Net amortization of actuarial losses	—	2.1	5.4
Settlement (gain)/loss	3.0	—	—
Curtailment (gain)/loss	(9.7)	—	—

Net pension (credit) cost	$(7.3)	$29.2	$33.2

In January 2011, the Company amended its defined benefit pension plans, freezing the benefit for all participants effective in the first quarter of 2011. After the plan freeze, participants do not accrue any benefits under the plans, and new hires are not eligible to participate in the defined benefit pension plans. However, account balances continue to be credited with interest until paid out. The plan freeze resulted in a gain of $9.7 million, pre-tax, recognized in the first quarter of 2011. The freeze of the defined benefit pension plans coincided with an enhanced 401(k) plan company match.

The Company maintains an unfunded postretirement healthcare benefit plan for a limited number of retirees. The net credit for these postretirement benefits consisted of the following components ($ in millions):

Fiscal Years	2011	2010	2009
Service cost	$0.3	$1.4	$1.2
Interest cost	0.2	0.9	0.8
Amortization of prior service credit	(1.5)	(4.2)	(4.2)
Net amortization of actuarial losses	0.6	0.5	0.5
Curtailment (gain)/loss	(30.6)	—	—

Net postretirement benefit credit	$(31.0)	$(1.4)	$(1.7)

In January 2011, the Company amended its postretirement healthcare benefit plan, discontinuing the benefit for all active nonretirement-eligible employees. The Company had previously reduced and capped the benefit through a 2003 plan amendment, the effect of which resulted in a prior service credit reflected as a component of accumulated other comprehensive loss in stockholders’ equity. The prior service credit is associated with the plan in place before the Company became an independent, publicly traded company in 2003. The elimination of the postretirement healthcare benefit for all active nonretirement-eligible employees was accounted for as a curtailment of the plan and resulted in a gain of $30.6 million, pre-tax, $22.6 million of which is reported in cost of product net revenues and $8.0 million of which is reported in SG&A expenses on the audited consolidated statement of income for the year ended December 31, 2011.

Changes in Plan Assets, Benefit Obligation and Funded Status. Summarized information about the funded status and the changes in plan assets and benefit obligation is as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits
Fiscal Years	2011	2010	2011	2010
Fair value of plan assets at beginning of year	$189.4	$147.6	$—	$—
Actual return on plan assets	(0.3)	21.1	—	—
Company contributions	30.5	27.8	0.6	0.6
Employee contributions	—	—	0.5	0.5
Benefits paid	(16.2)	(7.1)	(1.1)	(1.1)

Fair value of plan assets at end of year	$203.4	$189.4	$—	$—

Benefit obligation at beginning of year(1)	$253.6	$214.5	$18.6	$15.6
Service cost	4.6	25.6	0.3	1.4
Interest cost	10.2	13.5	0.2	0.9
Employee contributions	—	—	0.5	0.5
Actuarial (gains) losses	28.4	7.1	0.6	1.3
Benefits paid	(16.2)	(7.1)	(1.1)	(1.1)
Curtailments	(53.1)	—	(16.2)	—

Benefit obligation at end of year(1)	$227.5	$253.6	$2.9	$18.6

Underfunded status at end of year	$(24.1)	$(64.2)	$(2.9)	$(18.6)

(1)	For other postretirement benefits, represents the accumulated postretirement benefit obligation.

The pension and other postretirement benefits liabilities recognized at December 31, 2011 and December 25, 2010 are as follows ($ in millions):

	Pension Benefits		Other Postretirement Benefits
	2011	2010	2011	2010
Accrued expenses and other current liabilities	$(0.1)	$(0.1)	$(0.5)	$(0.6)
Other noncurrent liabilities	(24.0)	(64.1)	(2.4)	(18.0)

Total pension and other postretirement liabilities	$(24.1)	$(64.2)	$(2.9)	$(18.6)

The accumulated benefit obligation for defined benefit pension plans was $227.5 million and $200.7 million at December 31, 2011 and December 25, 2010, respectively, and the projected benefit obligation for defined benefit pension plans was $227.5 million and $253.6 million at December 31, 2011 and December 25, 2010, respectively. The accumulated benefit obligation and the projected benefit obligation amounts are the same as of December 31, 2011 as a result of the plan freeze.

Net actuarial gains and losses reflect experience differentials relating to differences between expected and actual returns on plan assets, differences between expected and actual demographic changes, differences between expected and actual healthcare cost increases, and the effects of changes in actuarial assumptions. Net actuarial gains and losses, in excess of certain thresholds, are amortized into the consolidated statement of income over the 11-year average remaining service life of participants for the defined benefit pension plans and the 17-year average remaining life expectancy of retirees for the postretirement healthcare benefit plan.

The net gain or loss, net prior service cost or credit recognized in other comprehensive income and reclassification adjustments for the periods presented, pre-tax, are as follows ($ in millions):

	Pension Benefits	Other Postretirement Benefits
Balances at December 26, 2009, pre-tax	$47.3	$(25.5)
Loss (gain) arising during period	(1.7)	1.3
Amortization of actuarial loss included in net periodic benefit cost	(2.1)	(0.5)
Amortization of prior service (cost) credit	(0.2)	4.2

Balances at December 25, 2010, pre-tax	$43.3	$(20.5)
(Loss) gain recognized due to curtailments	(41.1)	30.6
Prior service cost recognized due to curtailment	(2.2)	(16.2)
Loss recognized due to settlement	(3.0)	—
Unrecognized loss (gain) arising during period	44.0	0.5
Amortization of actuarial loss included in net periodic benefit cost	—	(0.6)
Amortization of prior service (cost) credit	—	1.5

Balances at December 31, 2011, pre-tax	$41.0	$(4.7)

See Note 2, “Summary of Significant Accounting Policies—Other Comprehensive Income and Accumulated Other Comprehensive Income,” for more information.

Actuarial Assumptions. Actuarial weighted average assumptions used in determining plan information are as follows:

	Pension Benefits			Other Postretirement Benefits
	2011	2010	2009	2011	2010	2009
Weighted average assumptions used to determine benefit obligations at fiscal year-end:
Discount rate	4.10%	5.10%	5.70%	3.30%	5.30%	5.85%
Salary growth rate(1)	—	4.50%	4.50%	—	—	—

Weighted average assumptions used to determine net cost for the fiscal year ended:
Discount rate	5.10%	5.70%	6.00%	5.30%	5.85%	6.00%
Expected long-term rate of return on plan assets	8.00%	8.00%	8.25%	—	—	—
Salary growth rate	4.50%	4.50%	4.50%	—	—	—

(1)	The salary growth rate assumption is not applicable for determination of the benefit obligation at year-end 2011 as a result of the plan freeze.

The expected rate of return for the pension plan represents the average rate of return to be earned on the plan assets over the period the benefits included in the benefit obligation are to be paid. The expected return on plan assets is determined by multiplying the expected long-term rate of return by the fair value of the plan assets and contributions, offset by expected return on expected benefit payments. In developing the expected rate of return, the Company considers long-term compounded annualized returns of historical market data, as well as historical actual returns on our plan assets. Using this reference information, the Company develops forward-looking return expectations for each asset class and a weighted average expected long-term rate of return for a targeted portfolio allocated across these investment categories.

Future costs of the amended postretirement benefit healthcare plan are being capped based on 2004 costs. As a result, employer liability is not affected by healthcare cost trend.

Pension Plan Assets. The Company believes the oversight of the investments held under its pension plans is rigorous and the investment strategies are prudent. The investment objectives of the Company’s qualified pension plan are designed to generate total asset returns both sufficient to meet its expected future benefit obligations, as well as returns greater than its policy benchmark reflecting the target weights of the asset classes used in its strategic asset allocation investment policy. The plan’s targeted strategic allocation to each asset class was determined through an asset/liability modeling study. The strategic asset allocation targets approximately 70 percent in equity securities and 30 percent in fixed income and diversification within specific asset classes of these broad categories. The Company believes that the portfolio’s equity weighting strategy is consistent with investment goals and risk management practices applicable to the long-term nature of the plan’s benefit obligation. The precise amount for which the benefit obligations will be settled depends on future events, including interest rates and the life expectancy of the plan’s members. The obligations are estimated using actuarial assumptions, based on the current economic environment.

The following tables set forth the target allocation for 2012 by asset class and the plan assets at fair value at the year-end 2011 and year-end 2010 reporting dates by level within the fair value hierarchy ($ in millions):

Asset Class	Target Allocation 2012	Percent of Plan Assets at Year-end 2011	December 31, 2011	Level 1(1) (2)	Level 2(3)
U.S. equity securities	50 – 60%	55%
U.S. large-cap			$63.3	$—	$63.3	(4)
U.S. small/mid-cap			48.7	29.0	19.7	(5)
International equity securities	12 – 18%	14%	28.3	28.3	—
Fixed income	27 – 33%	31%	63.1	30.3	32.8	(6)

Total		100%	$203.4	$87.6	$115.8

Asset Class	Percent of Plan Assets at Year-end 2010	December 25, 2010	Level 1(1) (2)	Level 2(3)
U.S. equity securities	58%
U.S. large-cap		$60.4	$19.8	$40.6	(4)
U.S. small/mid-cap		50.0	29.7	20.3	(5)
International equity securities	15%	28.4	28.4	—
Fixed income	27%	50.6	25.1	25.5	(6)

Total	100%	$189.4	$103.0	$86.4

(1)	See Note 4, “Fair Value Disclosures,” for a description of the fair value hierarchy.
(2)

Investments classified as Level 1 are valued at the readily available quoted price from an active market where there is significant transparency in the executed quoted price. These investments consist of mutual funds valued at the net asset value of shares held by the pension plan at year-end.

(3)

Assets classified as Level 2 include units held in common collective trust funds and mutual funds, which are valued based on the net asset values reported by the funds’ investment managers, and a short-term fixed income investment fund which is valued using other significant observable inputs such as quoted prices for comparable securities.

(4)	Consists of a common collective trust that invests in common stock of S&P 500 companies and mutual funds that invest in US large-cap common stock.
(5)	Consists of a mutual fund that invests in US mid-cap common stock.
(6)	Primarily consists of a common collective trust that invests in passive bond market index lending funds and a short-term investment fund.

Cash Flows.

Employer Contributions. The Company expects to contribute a cash payment for the remaining minimum pension funding requirement of $17.1 million under the Internal Revenue Code (“IRC”) during 2012.

Estimated Future Benefit Payments. As of December 31, 2011, the following benefit payments, which reflect expected future service, as appropriate, are expected to be paid ($ in millions):

Fiscal Years	Pension Benefits	Other Postretirement Benefits
2012	$19.2	$0.5
2013	$17.9	$0.4
2014	$17.3	$0.4
2015	$16.5	$0.3
2016	$15.6	$0.3
2017-2021	$74.1	$0.9

Other Plans. The Company sponsors defined contribution retirement plans for all eligible employees, as defined in the plan documents. These plans are qualified under Section 401(k) of the IRC. Contributions to the plans are based on employee contributions and a Company matching contribution. The Company’s matching contributions to the plans were $58.7 million in 2011, $44.8 million in 2010 and $37.6 million in 2009.

10. TAXES ON INCOME

Provision for Income Taxes. The components of the provision for income taxes are as follows ($ in millions):

Fiscal Years	2011	2010	2009
Current provision:
Federal	$818.8	$841.9	$844.9
State	138.7	136.1	170.1
Foreign	2.4	0.4	(2.6)

Total	959.9	978.4	1,012.4

Deferred provision (benefit):
Federal	(32.8)	(62.2)	(145.9)
State	(2.9)	(7.7)	(42.3)
Foreign	(4.1)	(1.6)	(1.2)

Total	(39.8)	(71.5)	(189.4)

Total provision for income taxes	$920.1	$906.9	$823.0

A reconciliation of the Company’s effective tax rates and the U.S. statutory rate is as follows:

Fiscal Years	2011	2010	2009
U.S. statutory rate applied to pretax income	35.0%	35.0%	35.0%
Differential arising from:
State taxes, net of federal benefit	3.7	3.6	3.9
Other	—	0.3	0.2

Effective tax rate	38.7%	38.9%	39.1%

The Company’s 2011 effective tax rate reflects increased statute of limitations expirations and benefit from certain tax credits. The Company’s 2010 effective tax rate reflects lower state income taxes and reductions associated with statute of limitations expirations. The Company’s 2009 effective tax rate reflects a fourth-quarter 2009 income tax benefit of $22 million, primarily reflecting state-related tax items.

The Company may achieve additional state income tax savings in future quarters. To the extent that these state tax savings are realized, they will be recorded as a reduction to the provision for income taxes at the time the audit by the respective state taxing jurisdiction is complete or when the applicable statute of limitations has expired.

Deferred Income Taxes. Deferred income taxes at year-end consisted of ($ in millions):

	December 31, 2011		December 25, 2010
	Assets	Liabilities	Assets	Liabilities
Intangible assets	$—	$757.2	$—	$856.0
Accelerated depreciation	—	324.4	—	241.2
Allowance for doubtful accounts	88.3	—	40.3	—
Accrued expenses	91.3	—	63.3	—
Accrued rebates	40.3	—	96.5	—
Stock-based compensation	163.1	—	141.2	—
Other	103.7	113.5	92.5	83.3

Total deferred taxes	$486.7	$1,195.1	$433.8	$1,180.5

Net deferred income taxes		$708.4		$746.7

Recognized as:
Current deferred tax asset	$280.0		$238.4
Noncurrent deferred tax liability		$988.4		$985.1

Other. Income taxes payable of $19.8 million and $53.9 million as of December 31, 2011 and December 25, 2010, respectively, are reflected in accrued expenses and other current liabilities on the audited consolidated balance sheets. Liabilities for income tax contingencies are primarily included in other noncurrent liabilities on the audited consolidated balance sheets. The Company has recorded a deferred tax asset associated with $80.2 million of merger-related expenses which are currently assumed to be tax deductible.

In the third quarter of 2006, the IRS commenced a routine examination of the Company’s U.S. income tax returns for the period subsequent to the spin-off, from August 20, 2003 through December 31, 2005, which was completed in December 2009. In the fourth quarter of 2008, the IRS commenced a routine examination of the Company’s 2006 and 2007 U.S. income tax returns, which was completed in November 2010. The IRS proposed and the Company has recorded certain adjustments to the Company’s 2006 and 2007 tax returns, which did not have a material impact on the consolidated financial statements. In the fourth quarter of 2011, the IRS commenced a routine examination of the Company’s 2008 and 2009 U.S. income tax returns. The Company is also undergoing various routine examinations by state and local tax authorities for various filing periods.

Liabilities for Income Tax Contingencies. The Company’s total gross liabilities for income tax contingencies as of December 31, 2011 amounted to $140.7 million, remain subject to audit, and may be released on audit closure or as a result of the expiration of statutes of limitations. A reconciliation of the beginning and ending gross liabilities for income tax contingencies is as follows ($ in millions):

Fiscal Years	2011	2010	2009
Liabilities, beginning of year	$118.8	$99.9	$78.3
Gross increases, acquisition effects	—	0.7	—
Gross increases, prior period tax positions	6.1	19.5	35.6
Gross decreases, prior period tax positions	(3.3)	(12.4)	(8.4)
Gross increases, current period tax positions	36.2	34.1	18.7
Settlements	—	(8.5)	(14.6)
Lapse of statutes of limitations	(17.1)	(14.5)	(9.7)

Liabilities, end of year	$140.7	$118.8	$99.9

For the year ended December 31, 2011, there was a net increase of $21.9 million in the total gross liabilities for income tax contingencies primarily associated with current period tax positions. For the year ended December 25, 2010, there was a net increase of $18.9 million in the total gross liabilities for income tax contingencies primarily associated with current and prior period tax positions. As of December 31, 2011, if the Company’s liabilities for income tax contingencies were reversed into income from expense, income tax expense would be reduced by $90.0 million, net of federal income tax expense. The majority of the income tax contingencies are subject to statutes of limitations that are scheduled to expire by the end of 2016. In addition, approximately 14% of the income tax contingencies are anticipated to settle over the next twelve months.

The Company had approximately $7.5 million and $8.6 million accrued at December 31, 2011 and December 25, 2010, respectively, for interest related to liabilities for income tax contingencies. The Company’s results of operations include income, net, related to the reduction in interest liabilities for income tax contingencies of $1.1 million in 2011, $2.2 million in 2010 and $3.4 million in 2009. The Company has had no significant penalties for liabilities for income tax contingencies.

11.	STOCK-BASED COMPENSATION

Overview. The Compensation Committee of the Company’s Board of Directors regularly reviews the Company’s compensation structure and practices, including the timing of its stock-based awards. The Audit Committee of the Company’s Board of Directors also reviews the Company’s option-granting practices from time to time. The Company grants options to employees and directors to purchase shares of Medco common stock at the fair market value on the date of grant. The options generally vest over three years (director options vest in one year) and expire within 10 years from the date of the grant. Vested options held by employees may expire earlier following termination of employment. The post-termination exercise period varies from three months for a voluntary termination to the full remaining term for termination of employment following a change in control. Directors always have the full term to exercise vested options. All option exercises are subject to restrictions on insider trading, and directors, officers and certain other employees with regular access to material information are subject to quarterly restrictions on trading. Under the terms of the Medco Health Solutions, Inc. 2002 Stock Incentive Plan, as of December 31, 2011, 19.9 million shares of the Company’s common stock are available for awards. The Accredo Health, Incorporated 2002 Long-Term Incentive Plan was terminated as of December 25, 2010.

The fair value of options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Medco volatility assumption is based on the Company’s stock price volatility. The Company uses historical data to estimate the expected option life. The expected option life represents the period of time that options granted are expected to be outstanding. Groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. The weighted average fair value of options granted for fiscal years 2011, 2010 and 2009 was $16.58, $16.15 and $11.40, respectively. The weighted average assumptions utilized for options granted during the periods presented are as follows:

Fiscal Years	2011	2010	2009
Medco stock options Black-Scholes assumptions (weighted average):
Expected dividend yield	—	—	—
Risk-free interest rate	2.1%	2.3%	2.0%
Expected volatility	25.1%	23.0%	27.0%
Expected life (years)	5.1	5.2	5.0

Stock Option Plans. Summarized information related to stock options held by the Company’s employees and directors is as follows:

	Number of Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value (in millions)
Outstanding at December 25, 2010	27,635.8	$40.91
Granted	6,540.4	62.06
Exercised	(4,913.2)	31.22
Forfeited	(581.4)	57.86

Outstanding at December 31, 2011	28,681.6	$47.05	6.53	$335.6

Exercisable at December 31, 2011	16,778.3	$38.55	5.28	$305.8

The total intrinsic value of options exercised during fiscal years 2011, 2010 and 2009 was $146.1 million, $128.7 million and $202.6 million, respectively.

The portion of the value that is ultimately expected to vest is recognized as expense on a straight-line basis over the requisite service period. Net income, as reported, includes stock-based compensation expense related to stock options for fiscal years 2011, 2010 and 2009 of $52.1 million ($84.4 million pre-tax), $48.5 million ($78.4 million pre-tax) and $45.3 million ($74.8 million pre-tax), respectively. As of December 31, 2011, there was $121.5 million of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted average period of 1.8 years. The total grant date fair value of shares vested during fiscal years 2011, 2010 and 2009 was $78.6 million, $78.2 million and $70.0 million, respectively. The Company expects the majority of outstanding non-vested options to vest. The activity related to non-vested options is as follows:

	Number of Shares (in thousands)	Weighted Average Grant-Date Fair Value(1)
Non-vested at December 25, 2010	11,410.8	$14.48
Granted	6,540.4	16.58
Vested	(5,554.6)	14.15
Forfeited	(493.3)	15.56

Non-vested at December 31, 2011	11,903.3	$15.88

(1)	Reflects the weighted average Black-Scholes option value.

Restricted Stock Units. The Company grants restricted stock units to employees and directors. Restricted stock units generally vest after three years (director restricted stock units vest in one year). The fair value of restricted stock units granted is determined by the product of the number of shares granted and the grant-date market price of the Company’s common stock. The fair value of the restricted stock units is expensed on a straight-line basis over the requisite service period. Net income, as reported, includes stock-based compensation expense related to restricted stock units for fiscal years 2011, 2010 and 2009 of $50.5 million ($81.9 million pre-tax), $45.2 million ($73.0 million pre-tax) and $41.2 million ($68.1 million pre-tax), respectively.

Upon vesting, certain employees and directors may defer conversion of the restricted stock units to common stock. Restricted stock units granted to directors are required to be deferred until their service on the Board of Directors ends. Summarized information related to restricted stock units held by the Company’s employees and directors is as follows:

Restricted Stock Units	Number of Shares (in thousands)	Aggregate Intrinsic Value (in millions)
Outstanding at December 25, 2010	5,071.2
Granted	1,779.9
Converted	(1,360.4)
Forfeited	(205.8)

Outstanding at December 31, 2011	5,284.9	$295.4

Vested and deferred at December 31, 2011	642.3	$35.9

The weighted average grant-date fair value of restricted stock units granted during fiscal years 2011, 2010 and 2009 was $62.61, $61.60 and $40.71, respectively. The total intrinsic value of restricted stock units converted during fiscal years 2011, 2010 and 2009 was $77.4 million, $120.1 million and $66.9 million, respectively.

Summarized information related to non-vested restricted stock units held by the Company’s employees and directors is as follows:

Non-vested Restricted Stock Units	Number of Shares (in thousands)	Weighted Average Grant-Date Fair Value
Non-vested at December 25, 2010	4,392.6	$50.43
Granted	1,779.9	62.61
Vested	(1,324.1)	49.98
Forfeited	(205.8)	55.42

Non-vested at December 31, 2011	4,642.6	$54.98

As of December 31, 2011, there was $117.4 million of total unrecognized compensation cost related to non-vested restricted stock units. That cost is expected to be recognized over a weighted average period of 1.9 years. The total grant-date fair value of restricted stock units vested during fiscal years 2011, 2010 and 2009 was $66.2 million, $73.5 million and $50.7 million, respectively. The Company expects the majority of non-vested restricted stock units to vest.

12. SHARE REPURCHASE PROGRAMS

Since 2005, when the Company commenced its first share repurchase program, the Company executed share repurchases of 285.5 million shares at a cost of $12.8 billion and at an average per-share cost of $45.00 through the end of fiscal 2011.

In February 2011, the Company’s Board of Directors approved a new $3 billion share repurchase program, authorizing the purchase of up to $3 billion of the Company’s common stock over a two-year period commencing February 24, 2011. During fiscal year 2011, the Company repurchased 29.3 million shares at a cost of $1,786.6 million with an average per-share cost of $60.93 under its share repurchase programs.

Pursuant to the Merger Agreement with Express Scripts dated July 20, 2011, the Company is not permitted to engage in share repurchases without Express Scripts’ prior written consent until the consummation of the merger or the termination of the Merger Agreement. Currently, the Company does not anticipate making additional share repurchases.

13. SEGMENT AND GEOGRAPHIC DATA

Reportable Segments. The Company has two reportable segments, PBM and Specialty Pharmacy. The PBM segment primarily involves sales of traditional prescription drugs and supplies to the Company’s clients and members or patients, either through the Company’s networks of contractually affiliated retail pharmacies or the Company’s mail-order pharmacies. The PBM segment also includes the operating results of Europa Apotheek, which primarily provides mail-order pharmacy services in Germany. Commencing on the September 16, 2010 acquisition date, the PBM segment includes the operating results of UBC, which extends the Company’s core capabilities in data analytics and research.

The Specialty Pharmacy segment includes the sale of specialty pharmacy products and services for the treatment of primarily complex and potentially life-threatening diseases, including specialty infusion services. The Company defines the Specialty Pharmacy segment based on a product set and associated services, broadly characterized to include drugs that are usually high-cost, developed by biotechnology companies and often injectable or infusible, and may require elevated levels of patient support. When dispensed, these products frequently require ancillary administration equipment, special packaging, and a higher degree of patient-oriented customer service, including in-home nursing services and administration. Specialty pharmacy products and services are often covered through client PBM contracts. Specialty pharmacy products and services are also covered through medical benefit programs with the primary payors being insurance companies and government programs, and patients for amounts due for co-payments and deductibles.

Factors Used to Identify Reportable Segments. The Specialty Pharmacy segment was formed as a result of the 2005 acquisition of Accredo in response to a management desire to manage the acquired business together with Medco’s pre-existing specialty pharmacy activity as a separate business from Medco’s PBM operations. This acquisition complemented the pre-existing Medco specialty pharmacy operation, which was evolving in 2005.

Selected Segment Income and Asset Information. Total net revenues and operating income are measures used by the chief operating decision maker to assess the performance of each of the Company’s operating segments. The following tables present selected financial information about the Company’s reportable segments, including a reconciliation of operating income to income before provision for income taxes ($ in millions):

For Fiscal Years Ended:	December 31, 2011(1)			December 25, 2010			December 26, 2009
	PBM(2)(3)	Specialty Pharmacy	Total(2)(3)	PBM(2)	Specialty Pharmacy	Total(2)	PBM	Specialty Pharmacy	Total
Product net revenues	$55,198.1	$13,365.2	$68,563.3	$53,643.3	$11,246.1	$64,889.4	$49,526.2	$9,435.2	$58,961.4
Service revenues	1,420.6	79.4	1,500.0	975.7	103.2	1,078.9	750.5	92.3	842.8

Total net revenues	56,618.7	13,444.6	70,063.3	54,619.0	11,349.3	65,968.3	50,276.7	9,527.5	59,804.2
Total cost of revenues	52,877.8	12,563.3	65,441.1	51,060.1	10,573.1	61,633.2	46,951.5	8,825.7	55,777.2
Selling, general and administrative expenses	1,466.0	278.7	1,744.7	1,255.1	295.3	1,550.4	1,158.3	297.2	1,455.5
Amortization of intangibles	249.9	42.0	291.9	244.7	42.7	287.4	258.1	47.5	305.6

Operating income	$2,025.0	$560.6	$2,585.6	$2,059.1	$438.2	$2,497.3	$1,908.8	$357.1	$2,265.9
Reconciling items to income before provision for income taxes:
Interest expense			208.5			172.5			172.5
Interest (income) and other (income) expense, net			1.3			(9.4)			(9.9)

Income before provision for income taxes			$2,375.8			$2,334.2			$2,103.3

Capital expenditures	$300.3	$24.3	$324.6	$219.2	$30.9	$250.1	$209.1	$29.7	$238.8

(1)	53-week fiscal year. All other fiscal years are comprised of 52 weeks.
(2)	Includes UBC’s operating results commencing on the September 16, 2010 acquisition date.
(3)	Includes pre-tax merger-related expenses of $80.2 million for 2011 associated with the pending Express Scripts merger, with $77.9 million in SG&A expenses and $2.3 million in total cost of revenues.

Identifiable Assets:	As of December 31, 2011			As of December 25, 2010
	PBM	Specialty Pharmacy	Total	PBM	Specialty Pharmacy	Total
Total identifiable assets	$13,393.1	$3,569.7	$16.962.8	$13,360.3	$3,737.0	$17,097.3

Geographic Information. The Company’s net revenues from its foreign operations represented less than 1% of the Company’s consolidated net revenues for fiscal years 2011, 2010 and 2009. All other revenues are earned in the United States.

14. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations, charges and proceedings, including, but not limited to, those relating to regulatory, commercial, employment, employee benefits and securities matters. The significant matters are described below.

There is uncertainty regarding the possible course and outcome of the proceedings discussed below. Although it is not feasible to predict or determine the final outcome of any proceedings with certainty, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, liquidity and operating results. However, there can be no assurances that an adverse outcome in any of the proceedings described below will not result in material fines, penalties and damages, changes to the Company’s business practices, loss of (or litigation with) clients or a material adverse effect on the Company’s business, financial condition, liquidity and operating results. It is also possible that future results of operations for any particular quarterly or annual period could be materially adversely affected by the ultimate resolution of one or more of these matters, or changes in the Company’s assumptions or its strategies related to these proceedings. The Company continues to believe that its business practices comply in all material respects with applicable laws and regulations and is vigorously defending itself in the actions described below. The Company believes that most of the claims made in these proceedings would not likely be covered by insurance.

In accordance with the FASB’s standard on accounting for contingencies, the Company records accruals for contingencies when it is probable that a liability will be incurred and the amount of loss can be reasonably estimated. These assessments can involve a series of complex judgments about future events and may rely heavily on estimates and assumptions that have been deemed reasonable by management. Due to the uncertainty surrounding the issues involved in each of the below matters and based on the facts and circumstances of each matter known to date, the Company believes that an estimate of any loss or range of loss that may be incurred cannot be made at this time.

Government Proceedings and Requests for Information. The Company is aware of the existence of three qui tam matters—two are sealed and in the third, the government has declined to intervene and the complaint has been unsealed. The sealed first action is filed in the Eastern District of Pennsylvania and it appears to allege that the Company billed government payors using invalid or out-of-date national drug codes. The sealed second action is filed in the District of New Jersey and appears to allege that the Company charged government payors a different rate than it reimbursed pharmacies; engaged in duplicate billing; refilled prescriptions too soon; and billed government payors for prescriptions written by unlicensed physicians and physicians with invalid Drug Enforcement Agency authorizations. The Department of Justice has not yet made any decision as to whether it will intervene in either of these matters. The matters are under seal and U.S. District Court orders prohibit the Company from answering inquiries about the complaints. The Company was notified of the existence of these two qui tam matters during settlement negotiations on an unrelated matter with the Department of Justice in 2006. The Company does not know the identities of the relators in either of these matters. The Company is not able to predict with certainty the timing or outcome of these matters.

The third qui tam matter in which the government has declined to intervene, relates to PolyMedica Corporation, a subsidiary of the Company acquired in the fourth quarter of 2007. This matter is progressing as a civil litigation, United States of America ex. rel. Lucas W. Matheny and Deborah Loveland vs. Medco Health Solutions, Inc., et al., in the U.S. District Court for the Southern District of

Florida, although the government could decide to intervene at any point during the course of the litigation. The complaint largely includes allegations regarding the application of invoice payments. In July 2010, the U.S. District Court for the Southern District of Florida dismissed the action without prejudice. The plaintiffs re-filed the complaint and upon a motion to dismiss, the U.S. District Court for the Southern District of Florida dismissed the complaint with prejudice in October 2010. The matter is currently on appeal.

In April 2010, the Attorney General for the State of California requested information from the Company about a former consultant who was engaged by the Company in 2004 and again later in a year-to-year contract that ended in 2009. The Company has been, and will continue to voluntarily provide information related to this request, including providing various documents and making certain current and former employees available for depositions. In March 2011, the Company received a subpoena from the SEC’s Los Angeles Regional Office staff requesting the production of documents relating to an ongoing investigation of the California Public Pension Funds. The Company is cooperating with both the SEC and the California Attorney General’s office. The Company is not able to predict with certainty the timing or outcome of these matters.

In July 2011, Medco received a subpoena duces tecum from the United States Department of Justice, District of Delaware, requesting information from Medco concerning its arrangements with Astra Zeneca concerning four Astra Zeneca drugs. The Company is cooperating with the inquiry. The Company is not able to predict with certainty the timing or outcome of this matter.

ERISA and Similar Litigation. As disclosed in Note 14, “Commitments and Contingencies,” to the Company’s audited consolidated financial statements included in Part II, Item 8 of its Annual Report on Form 10-K for the fiscal year ended December 25, 2010, the Gruer series of lawsuits were settled on a class action basis in 2010, however, the plaintiffs in two of the remaining actions in the Gruer series of cases, Blumenthal v. Merck-Medco Managed Care, L.L.C., et al., and United Food and Commercial Workers Local Union No. 1529 and Employers Health and Welfare Plan Trust v. Medco Health Solutions, Inc. and Merck & Co., Inc., elected to opt out of the settlement. In June 2010, the Company filed for summary judgment against both of these plaintiffs. In June 2011, the Court issued its opinion dismissing several of the plaintiffs’ fiduciary claims while letting others survive pending further discovery. Plaintiff, United Food and Commercial Workers Local Union No. 1529 and Employers Health and Welfare Plan Trust, subsequently filed a motion with the Court asking it to reconsider its dismissal of one of the fiduciary claims. In September 2011, the Company settled both of these matters for a de minimus amount.

The Company does not believe that it is a fiduciary under ERISA (except in those instances in which it has expressly contracted to act as a fiduciary for limited purposes), and believes that its business practices comply with all applicable laws and regulations.

Antitrust and Related Litigation. In August 2003, a lawsuit captioned Brady Enterprises, Inc., et al. v. Medco Health Solutions, Inc., et al. was filed in the U.S. District Court for the Eastern District of Pennsylvania against Merck & Co., Inc. (“Merck”) and the Company. The plaintiffs, who seek to represent a national class of retail pharmacies that had contracted with the Company, allege that the Company has conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through the alleged conspiracy, the Company has engaged in various forms of anticompetitive conduct, including, among other things, setting artificially low reimbursement rates to such pharmacies. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief. The plaintiffs’ motion for class certification is currently pending before the Multidistrict Litigation Court.

In October 2003, a lawsuit captioned North Jackson Pharmacy, Inc., et al. v. Medco Health Solutions, Inc., et al. was filed in the U.S. District Court for the Northern District of Alabama against Merck and the Company. In their Second Amended Complaint, the plaintiffs allege that Merck and the Company engaged in price fixing and other unlawful concerted actions with others, including other PBMs, to restrain trade in the dispensing and sale of prescription drugs to customers of retail pharmacies who participate in programs or plans that pay for all or part of the drugs dispensed, and conspired with, acted as the common agent for, and used the combined bargaining power of plan sponsors to restrain competition in the market for the dispensing and sale of prescription drugs. The plaintiffs allege that, through such concerted action, Merck and the Company engaged in various forms of anticompetitive conduct, including, among other things, setting reimbursement rates to such pharmacies at unreasonably low levels. The plaintiffs assert claims for violation of the Sherman Act and seek treble damages and injunctive relief. The plaintiffs’ motion for class certification has been granted, but this matter has been consolidated with other actions where class certification remains an open issue.

In December 2005, a lawsuit captioned Mike’s Medical Center Pharmacy, et al. v. Medco Health Solutions, Inc., et al. was filed against the Company and Merck in the U.S. District Court for the Northern District of California. The plaintiffs seek to represent a class of all pharmacies and pharmacists that had contracted with the Company and California pharmacies that had indirectly purchased prescription drugs from Merck and make factual allegations similar to those in the Alameda Drug Company action discussed below. The plaintiffs assert claims for violation of the Sherman Act, California antitrust law and California law prohibiting unfair business practices. The plaintiffs demand, among other things, treble damages, restitution, disgorgement of unlawfully obtained profits and injunctive relief.

In April 2006, the Brady plaintiffs filed a petition to transfer and consolidate various antitrust actions against PBMs, including North Jackson, Brady, and Mike’s Medical Center before a single federal judge. The motion was granted in August 2006. These actions are now consolidated for pretrial purposes in the U.S. District Court for the Eastern District of Pennsylvania. The consolidated action is known as In re Pharmacy Benefit Managers Antitrust Litigation. The plaintiffs’ motion for class certification in certain actions is currently pending before the Multidistrict Litigation Court.

In January 2004, a lawsuit captioned Alameda Drug Company, Inc., et al. v. Medco Health Solutions, Inc., et al. was filed against the Company and Merck in the Superior Court of California. The plaintiffs, which seek to represent a class of all California pharmacies that had contracted with the Company and that had indirectly purchased prescription drugs from Merck, allege, among other things, that since the expiration of a 1995 consent injunction entered by the U.S. District Court for the Northern District of California, if not earlier, the Company failed to maintain an Open Formulary (as defined in the consent injunction), and that the Company and Merck had failed to prevent nonpublic information received from competitors of Merck and the Company from being disclosed to each other. The plaintiffs further allege that, as a result of these alleged practices, the Company had been able to increase its market share and artificially reduce the level of reimbursement to the retail pharmacy class members, and that the prices of prescription drugs from Merck and other pharmaceutical manufacturers that do business with the Company had been fixed and raised above competitive levels. The plaintiffs assert claims for violation of California antitrust law and California law prohibiting unfair business practices. The plaintiffs demand, among other things, compensatory damages, restitution, disgorgement of unlawfully obtained profits and injunctive relief. In the complaint, the plaintiffs further allege, among other things, that the Company acted as a purchasing agent for its plan sponsor customers, resulting in a system that serves to suppress competition.

Other Matters

In the ordinary course of business, the Company is involved in disputes with clients, retail pharmacies and suppliers, which may involve litigation, claims, arbitrations and other proceedings and the Company is subject to government audits and recoupment demands. Although it is not feasible to predict or determine the final outcome of any proceedings with certainty, the Company does not believe that any of these disputes could have, individually or in the aggregate, a material adverse effect on the Company’s business, financial condition, liquidity or operating results. In addition, the Company entered into an indemnification and insurance matters agreement with Merck in connection with the Company’s spin-off in 2003, which may require the Company in some instances to indemnify Merck.

Twenty-two lawsuits have been filed since the announcement of the merger on July 21, 2011 described in Note 1, “Background and Basis of Presentation,” to the accompanying audited consolidated financial statements that name as defendants the Company, the Company’s Board of Directors, and Express Scripts. The purported class action complaints allege, among other things, a breach of fiduciary duty in connection with the approval of the pending Merger Agreement between the Company and Express Scripts.

On November 7, 2011, Express Scripts and Medco Health Solutions, Inc. entered into a Memorandum of Understanding with plaintiffs to settle the shareholder litigation pending in the United States District Court for the District of New Jersey and the Delaware Court of Chancery regarding their proposed merger. Pursuant to the Memorandum of Understanding, Express Scripts and Medco agreed to enter into the Amendment and to hold the special meetings of their respective stockholders to vote on the proposed mergers on such date or dates as determined by Medco and Express Scripts, but in no event prior to December 21, 2011. The shareholder meetings subsequently took place on December 21, 2011, at which time the respective stockholders voted to approve the merger.

Also pursuant to the Memorandum of Understanding, the parties entered into a Stipulation of Settlement, which was preliminarily approved by the United States District Court for the District of New Jersey on December 21, 2011, subject to further consideration by the District Court at a Settlement Hearing scheduled to take place on April 16, 2012. Under the terms of the Stipulation of Settlement, plaintiffs must file papers in support of their application for attorneys’ fees no later than forty-five (45) days prior to the Settlement Hearing, making any such papers due by March 2, 2012.

Purchase Commitments

As of December 31, 2011, the Company has contractual commitments to purchase inventory from certain biopharmaceutical manufacturers associated with the Company’s Specialty Pharmacy business, and are contracts for fixed amounts totaling $883.1 million through 2014. The Company also has purchase commitments for diabetes supplies of $28.7 million, technology-related agreements of $23.9 million and advertising commitments of $0.6 million.

Insurance

The Company maintains insurance coverage with deductibles and self-insurance that management considers adequate for its needs under current circumstances, including commercial professional liability coverage of $85 million per occurrence and in the aggregate during a policy period. Such coverage reflects market conditions (including cost and availability) existing at the time coverage is written. In addition to the Company’s commercial professional liability insurance policies, the Company has a retained liability component requiring certain self-insurance reserves to cover potential claims. The Company currently processes any claims included in self-insured retention levels through a captive insurance company. The Company’s PBM operations, including, for example, the dispensing of prescription drugs by its mail-order pharmacies, may subject the Company to litigation and liability for damages. Historically, the Company has not had any professional liability claims that have exceeded its insurance coverage amount, and any claims have not been material. The Company believes that its insurance coverage protection for these types of claims is adequate. However, the Company might not be able to maintain its professional and general liability insurance coverage in the future, and insurance coverage might not be available on acceptable terms or adequate to cover any or all potential professional liability claims. A successful professional liability claim in excess of the Company’s insurance coverage, or one for which an exclusion from coverage applies, could have a material adverse effect on the Company’s financial condition and results of operations.

15. SUBSEQUENT EVENT — DEBT REFINANCING

On January 23, 2012, the Company completed a new bank financing for a $2 billion 364-day senior unsecured revolving credit facility (“new credit facility”) which may be increased by an amount up to $0.5 billion at the Company’s option. In addition to replacing the Company’s existing $2 billion senior unsecured revolving credit facility, the new credit facility is available to support the Company’s general corporate activities, working capital requirements and capital expenditures. At current debt ratings, the new credit facility will bear interest at LIBOR plus a 1.375 percent margin, with a 15 basis point commitment fee due on the unused revolving credit facility. The Company may, at its option, extend the maturity date of the new credit facility by an additional 364 days, whereupon any outstanding revolving loans will be converted to term loans during the extension period.

During the term of the new credit facility, the Company will be subject to customary affirmative and negative covenants, including limits on the ability of subsidiaries that are not guarantors of the Company’s indebtedness to incur additional indebtedness, limits on the ability of the Company and its subsidiaries to create liens and, except for the Merger, engage in any consolidation or merger or otherwise liquidate or dissolve or enter into transactions with affiliates.

Upon the occurrence of a change in control, such as the Merger, all amounts outstanding under the new credit facility shall become immediately due and payable and the new credit facility shall be immediately terminated.

As of January 23, 2012, the Company had $999 million available for borrowing under the new revolving credit facility, exclusive of $1 million in issued letters of credit. The $1 billion term loan portion of the April 30, 2007 senior unsecured credit facility remains outstanding and is due to be repaid by April 30, 2012. The Company anticipates repayment of the $1 billion senior unsecured term loan at maturity.

16. CONDENSED CONSOLIDATING FINANCIAL INFORMATION

The following condensed consolidating financial information has been prepared in accordance with the requirements for presentation of the combined consolidated financial information under Rule 3-10(g) of Regulation S-X. The merger of ESI and Medco was consummated on April 2, 2012. The November 2011 senior notes and the February 2012 senior notes issued by Express Scripts, are jointly and severally and fully and unconditionally (subject to certain customary release provisions, including sale, exchange, transfer or liquidation of the guarantor subsidiary) guaranteed on a senior unsecured basis by ESI and most of Express Scripts’ current and future 100% owned domestic subsidiaries, including, following the consummation of the Merger, Medco and certain of Medco’s 100% owned domestic subsidiaries. The following presents the condensed consolidating financial information separately for:

(i)	Medco (the Parent Company), the issuer of guaranteed obligations, and a guarantor of Express Scripts’ obligations;

(ii)	Medco’s guarantor subsidiaries, on a combined basis;

(iii)	Medco’s non-guarantor subsidiaries, on a combined basis;

(iv)	Consolidating entries and eliminations representing adjustments to (a) eliminate intercompany transactions between or among the Parent Company, Medco’s guarantor subsidiaries and Medco’s non-guarantor subsidiaries, (b) eliminate the investments in our subsidiaries and (c) record consolidating entries; and

(v)	Medco Health Solutions, Inc. and subsidiaries on a consolidated basis.

Condensed Consolidating Balance Sheet

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non- Guarantors	Eliminations	Consolidated
As of December 31, 2011
Cash and cash equivalents	$1.1	$24.7	$203.3	$—	$229.1
Short-term investments	—	—	2.6	—	2.6
Manufacturer accounts receivable, net	22.5	49.6	2,060.6	—	2,132.7
Client accounts receivable, net	1,871.6	704.4	161.6	—	2,737.6
Inventories, net	—	854.6	43.2	—	897.8
Prepaid expenses and other current assets	427.1	229.4	24.2	—	680.7

Total current assets	2,322.3	1,862.7	2,495.5	—	6,680.5

Property and equipment, net	—	1,093.4	15.0	—	1,108.4
Investments in subsidiaries	5,405.9	—	—	(5,405.9)	—
Intercompany	2,137.0	—	—	(2,137.0)	—
Goodwill	3,298.1	3,519.1	136.6	—	6,953.8
Intangible assets, net	819.6	1,260.7	67.7	—	2,148.0
Other noncurrent assets	55.0	9.5	7.6	—	72.1

Total assets	$14,037.9	$7,745.4	$2,722.4	$(7,542.9)	$16,962.8

Claims and other accounts payable	$2,145.1	$1,184.0	$46.4	$—	$3,375.5
Client rebates and guarantees payable	2,357.7	—	—	—	2,357.7
Accrued expenses and other current liabilities	148.5	754.9	70.0	—	973.4
Short-term debt and current portion of long-term debt	2,000.0	—	42.7	—	2,042.7

Total current liabilities	6,651.3	1,938.9	159.1	—	8,749.3

Long-term debt, net	3,001.6	—	—	—	3,001.6
Intercompany	—	1,095.0	1,042.0	(2,137.0)	—
Other noncurrent liabilities	375.6	788.3	38.6	—	1,202.5
Stockholders’ equity	4,009.4	3,923.2	1,482.7	(5,405.9)	4,009.4

Total liabilities and stockholders’ equity	$14,037.9	$7,745.4	$2,722.4	$(7,542.9)	$16,962.8

Condensed Consolidating Statement of Operations

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non- Guarantors	Eliminations	Consolidated
For the year ended December 31, 2011
Product net revenues	$64,693.3	$5,214.3	$1,245.4	$(2,589.7)	$68,563.3
Service revenues	1,052.2	403.8	44.0	—	1,500.0

Total net revenues	65,745.5	5,618.1	1,289.4	(2,589.7)	70,063.3

Cost of product net revenues	63,552.5	2,919.5	1,036.7	(2,589.7)	64,919.0
Cost of service revenues	130.0	362.4	29.7	—	522.1

Total cost of revenues	63,682.5	3,281.9	1,066.4	(2,589.7)	65,441.1

Selling, general and administrative expenses	3.1	1,686.6	55.0	—	1,744.7
Amortization of intangibles	121.3	160.2	10.4	—	291.9
Interest expense (income), and other (income) expense, net	177.4	2.2	30.2	—	209.8

Total costs and expenses	63,984.3	5,130.9	1,162.0	(2,589.7)	67,687.5

Income before provision for income taxes	1,761.2	487.2	127.4	—	2,375.8
Provision for income taxes	674.5	204.2	41.4	—	920.1

Net income from continuing operations	1,086.7	283.0	86.0	—	1,455.7
Equity in earnings of subsidiaries	369.0	—	—	(369.0)	—

Net income (loss)	$1,455.7	$283.0	$86.0	$(369.0)	$1,455.7

Condensed Consolidating Statement of Cash Flows

(in millions)	Medco Health Solutions, Inc.	Guarantor Subsidiaries	Non- Guarantors	Eliminations	Consolidated
For the year ended December 31, 2011
Net cash flows provided by (used in) operating activities	$295.2	$1,071.8	$(84.6)	$—	$1,282.4

Cash flows from investing activities:
Capital expenditures	—	(311.5)	(13.1)	—	(324.6)
Purchases of securities and other assets	(35.0)	—	(9.7)	—	(44.7)
Acquisitions of businesses, net of cash acquired	—	(14.0)	(1.0)	—	(15.0)
Proceeds from sale of securities and other investments	—	—	56.7	—	56.7

Net cash (used in) provided by investing activities	(35.0)	(325.5)	32.9	—	(327.6)

Cash flows from financing activities:
Proceeds from revolving credit facility	11,687.2	—	—	—	11,687.2
Repayments on revolving credit facility	(11,687.2)	—	—	—	(11,687.2)
Proceeds from accounts receivable financing facility and other	—	—	1,462.1		1,462.1
Repayments under accounts receivable financing facility	—	—	(1,443.0)		(1,443.0)
Debt issuance costs	(0.3)	—	—	—	(0.3)
Purchases of treasury stock	(1,786.6)	—	—	—	(1,786.6)
Excess tax benefits from stock-based compensation arrangements	—	42.9	—	—	42.9
Net proceeds (payments) from employee stock plans	145.8	—	—	—	145.8
Net transactions with parent	923.7	(1,125.5)	201.8	—	—

Net cash used by financing activities	(717.4)	(1,082.6)	220.9	—	(1,579.1)

Net (decrease) increase in cash and cash equivalents	(457.2)	(336.3)	169.2	—	(624.3)
Cash and cash equivalents at beginning of period	458.3	361.0	34.1	—	853.4

Cash and cash equivalents at end of period	$1.1	$24.7	$203.3	$—	$229.1